Exhibit 99.1

FURY GOLD MINES LIMITED
ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2020 DATED MARCH 31, 2021

TABLE OF CONTENTS

Preliminary Notes	3
Cautionary Note Regarding Forward-Looking Statements	3
Cautionary Note to United States Investors Regarding Presentation of Mineral Reserve and Mineral Resource Estimates	5
Resource Category (Classification) Definitions	6
Corporate Structure	7
General Development of the Business	8
Business Description	13
Eau Claire Project	16
Committee Bay Project	27
Homestake Ridge Project	36
Risk Factors	52
Description of Capital Structure	63
Market for Securities	64
Directors and Executive Officers	65
Committees of the Board	68
Legal Proceedings and Regulatory Actions	70
Interest of Management and Others in Material Transactions	70
Transfer Agent and Registrar	71
Auditor	71
Material Contracts	71
Interests of Experts	71
Additional Information	72
APPENDIX “A” – AUDIT COMMITTEE CHARTER	A-1

PRELIMINARY NOTES

In this Annual Information Form (the “AIF”) the “Company”, “Fury Gold”, “we”, “us” or “our” refers to Fury Gold Mines Limited, together with, as the context requires, its subsidiaries or its predecessors.

This AIF is dated March 31, 2021. Except as otherwise indicated, all information contained herein is as at December 31, 2020, unless otherwise indicated.

In this AIF, unless otherwise indicated, all dollar amounts and references to “C$” or “$” are to Canadian dollars and references to “US$” are to U.S. dollars. All dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this AIF contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this AIF, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this AIF include, but are not limited to: issues relating to the COVID-19 pandemic, including its impact on the Company’s business and operations; the future price of minerals, including gold and other metals; future capital expenditures and requirements, and sources and timing of additional financing; the success of exploration and development activities; the Company’s mineral reserves and mineral resources; permitting timelines; government regulation of mining operations; environmental and climate-related risks; estimates of mineral reserves and mineral resources; the realization of mineral resource and mineral reserve estimates; the impairment of mining interests and non-producing properties; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated future production, production guidance and net revenue expectations, anticipated cash flows, costs of production, capital expenditures, costs and timing of development; reclamation expenses; exchange rate fluctuations; realization of unused tax benefits; cyclical or seasonal aspects of the Company’s business; negotiations or regulatory investigations; limitations of insurance coverage and the timing and possible outcome of regulatory matters; labour relations, employee recruitment and retention and pension funding; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the liquidity of the common shares in the capital of the Company (the “Common Shares”); and other events or conditions that may occur in the future.

The forward-looking statements contained in this AIF represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this AIF are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Such assumptions, which may prove to be incorrect, include: the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration, development and operations plans; the Company’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; financial markets will not in the long term be adversely impacted by the COVID-19 pandemic; production and cost estimates; the Company’s ability to obtain all necessary regulatory approvals, permits and licenses for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s mineral reserve and resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict, that may cause the actual results, performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) which could cause results to differ materially from those expressed in the forward-looking statements and information contained in this AIF include, but are not limited to, risks related to: COVID-19 and other pandemics; fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); the speculative nature of mineral exploration and development; the estimation of mineral reserves and mineral resources, including the realization of mineral reserve estimates; the Company’s ability to obtain addition funding; global financial conditions, including the market reaction to COVID-19; competitive conditions in the exploration and mining industry; environmental risks and remediation measures, including evolving environmental regulations and legislation; inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; health and safety regulations and legislation; changes in laws and regulations; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates; volatility in the price of the Common Shares, and uncertainty and volatility related to stock market prices and conditions; future dilution and fluctuation in the price of the Common Shares; acquisitions, partnerships and joint ventures; disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of our property holdings; our management team and the specialized skill and knowledge necessary to operate in the mining industry, including our dependency on key personal and reliance on contractors and other experts; the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest; legal and litigation risks; statutory and regulatory compliance; insurance and uninsurable risks; the Company’s limited business history and history of losses, which may continue in the future; our dividend policy; relations with and claims by local communities and non-governmental organizations, including relations with and claims by indigenous populations; the effectiveness of the Company’s internal control over financial reporting; cybersecurity risks; risks relating to the Company’s public perception; general business, economic, competitive, political and social uncertainties; and public health crises such as the COVID-19 pandemic and other uninsurable risks. This is not an exhaustive list of the risk and other factors that may affect any of the Company’s forward-looking statements. Some of these risks and other factors are discussed in more detail in the section entitled “Risk Factors” in this AIF. Investors and others should carefully consider these risks and other factors and not place undue reliance on the forward-looking statements.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company cannot guarantee future results, levels of activity, performance or achievements and actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

In addition, forward-looking financial information with respect to potential outlook and future financial results contained in this AIF is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s reasonable assessment of the relevant information available as at the date of such forward-looking financial information. Readers are cautioned that any such forward-looking financial information should not be used for purposes other than for which it is disclosed.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This AIF, uses the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. However, these terms are not defined terms under SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and normally are not permitted to be used in reports and registration statements filed with the Securities and Exchange Commission (the “SEC”). The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, (i) a “measured mineral resource” has a higher level of confidence than that applying to either an “indicated mineral resource” or an “inferred mineral resource”, it may be converted to a “proven mineral reserve” or to a “probable mineral reserve”, (ii) an “indicated mineral resource” has a lower level of confidence than that applying to a “measured mineral resource” and may only be converted to a “probable mineral reserve”, and (iii) an “inferred mineral resource” has a lower level of confidence than that applying to an “indicated mineral resource” and must not be converted to a “mineral reserve”. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties.

Accordingly, information contained in this AIF describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” below for a description of certain of the mining terms used in this AIF.

RESOURCE CATEGORY (CLASSIFICATION) DEFINITIONS

The discussion of mineral deposit classifications in this AIF adheres to the CIM Definition Standards developed by the CIM. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are “mineral resources” (potential for economic viability) and “mineral reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred mineral resource, indicated mineral resource and measured mineral resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). The Company at this time has not classified any of its mineral deposits as mineral reserves. These classifications can be more particularly described as follows:

A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. It has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. It has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors, which are considerations used to convert mineral resources to mineral reserves and include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 9, 2008, under the name Georgetown Capital Corp. The Company was a Capital Pool Company under the policies of the TSX Venture Exchange (the “TSXV”) and, accordingly, on February 23, 2011, the Company completed a qualifying transaction (the “Qualifying Transaction”) with Full Metal Minerals USA Inc., a wholly owned subsidiary of Full Metals Minerals Ltd. Pursuant to the Qualifying Transaction, the Common Shares began trading on the TSXV. On October 15, 2013, the Company changed its name to Auryn Resources Inc. On November 1, 2016, the Company completed its graduation to the TSX and the Common Shares began trading on the TSX. In connection with the Company’s graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. On July 17, 2017, the Common Shares commenced trading on the NYSE American.

On October 9, 2020, the Company acquired all of the then issued and outstanding shares of Eastmain Resources Inc. (“Eastmain”) in accordance with the terms and conditions of the arrangement agreement dated August 10, 2020 (the “Arrangement Agreement”). On October 5, 2020, the Transaction (as defined herein) received the approval of both the Company’s and Eastmain’s shareholders, and on October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice approved the Reorganization Arrangement and the Eastmain Arrangement, respectively, and both courts issued final orders approving the Transaction (as such terms are defined herein). In accordance with the terms of the Arrangement Agreement, the Company changed its name to “Fury Gold Mines Limited” pursuant to a certificate of change of name dated October 8, 2020.

Immediately following the closing of the Transaction, the Company’s ticker symbol for the Common Shares was changed to “FURY” effective October 12, 2020 on the NYSE American and October 13, 2020 on the TSX. Eastmain’s shares were delisted form the TSX and removed from the OTCQB after the end of trading on October 9, 2020. Immediately following the closing of the Eastmain Arrangement, Eastmain became a wholly-owned subsidiary of Fury Gold.

Fury Gold is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec. In addition, the Common Shares are registered under Section 12(b) of the U.S. Exchange Act by virtue of being listed on the NYSE American. The Company’s registered and records office is 595 Burrard Street, Suite 2600, Vancouver, British Columbia, V7X 1L3 and its head office is located at 34 King Street East, Suite 601, Toronto, Ontario, M5C 2X8.

Inter-corporate Relationships

Fury Gold conducts its business through a number of wholly-owned subsidiaries. The following diagram depicts the Company’s corporate structure and its subsidiaries, including the name, jurisdiction of incorporate and proportion of ownership in each:

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Fury Gold

Fury Gold is a Canadian-focused exploration and development company with active projects in three prolific gold mining regions and a focus on finding and advancing globally significant precious metal deposits. Fury Gold has a portfolio of mineral properties including three flagship properties in Canada: the Eau Claire property located in the Eeyou Istchee James Bay Region of Northern Quebec (the “Eau Claire Project”), the Committee Bay gold project located in the Kitikmeot Region of Nunavut (the “Committee Bay Project”) and the Homestake Ridge project located within the Iskut-Stewart-Kitsault belt in northwestern British Columbia (the “Homestake Ridge Project”).

Three Year History

2018

Equity Offerings

On March 23, 2018, the Company closed a public prospectus offering (the “March 2018 Public Offering”), under which the Company issued 6,015,385 Common Shares at a price of US$1.30 per Common Share for aggregate gross proceeds of approximately US$7.8 million. Concurrently with the March 2018 Public Offering, the Company closed a private placement offering (the “March 2018 Private Placement”, and together with the March 2018 Public Offering, the “March 2018 Offering”) of 1,091,826 flow-through Common Shares (each, a “Flow-Through Share”) at a price of US$1.82 per Flow-Through Share for aggregate gross proceeds of approximately US$2.0 million. The proceeds of the March 2018 Offering were used exclusively for exploration purposes on the Committee Bay Project.

On August 16, 2018, the Company closed a non-brokered private placement (the “August 2018 Offering”) of 2,084,375 Flow-Through Shares at an issue price of $1.60 per Flow-Through Share, 1,215,000 Flow-Through Shares at an issue price of $1.75 per Flow-Through Share, and 1,000,000 Flow-Through Shares at an issue price of $1.87 per Flow-Through Share for aggregate gross proceeds of approximately $7.3 million. The proceeds from the August 2018 Offering were used for exploration purposes on the Committee Bay Project, the Homestake Ridge Project and the Gibson MacQuoid Project (as defined herein).

Exploration and Drilling Highlights

Material Properties

For a summary of the Company’s 2018 exploration and drilling highlights and updated resource estimates at certain of the Company’s material properties see “Committee Bay Project – Exploration Status – 2018 Exploration” and “Eau Claire Project – Mineral Resource Estimate – 2018 Eau Claire Resource Update” in this AIF for further information.

Gibson MacQuoid Project

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada (the “Gibson MacQuoid Project”). The Gibson MacQuoid Project is an early-stage gold exploration project situated between the Meliadine deposit and the Meadowbank mine in Nunavut, Canada. The 19 prospecting permits and the 57 mineral claims that make up the project encompass approximately 120 kilometres (“kms”) of strike length of the prospective greenstone bel and total 375,000 hectares collectively.

During 2018, the Company collected approximately 3,000 tightly spaced till samples and 193 rock samples from boulders and exposed outcrop as a follow-up to the Company’s 2017 geochemical survey on the Gibson MacQuoid Project which had identified eight high priority gold in-till anomalies. The focus of the 2018 exploration program at the Gibson MacQuoid Project was on delineating these anomalies into distinct drill-ready gold prospectus.

2019

Equity Offerings

On March 27, 2019, the Company closed a non-brokered private placement of 3,284,375 Common Shares at a price of $1.60 per Common Share for aggregate gross proceeds of approximately $5.3 million.

On July 11, 2019, the Company closed a non-brokered private placement (the “July 2019 Offering”) of 633,334 Flow-Through Shares at a price of $3.00 per Flow-Through Share for aggregate gross proceeds of approximately $1.9 million. The proceeds from the July 2019 Offering were used exclusively for exploration purposes on the Committee Bay Project.

Bridge Loan

On September 12, 2019, the Company entered a bridge loan facility (the “Bridge Loan”) for up to $6.0 million with a private lender (the “Lender”). The Bridge Loan consists of two tranches of up to $3.0 million each, with the first tranche having been advanced and the second tranche being conditional upon the mutual agreement of the parties. The Bridge Loan bears interest at 10%, payable annually or on repayment of the principal, and has a term of one year from the date of advancement; however, the Bridge Loan can be repaid without penalty at any time after 90 days of advancement at the discretion of the Company. The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets.

In connection with the Bridge Loan, the Company issued 337,813 common share purchase warrants (each, a “Warrant”) to the Lender. Each Warrant is exercisable to acquire one Common Share at a price of $2.96 per Common Share from September 12, 2020 until September 12, 2022.

Exploration and Drilling Highlights

Material Properties

For a summary of the Company’s 2019 exploration and drilling highlights and updated resource estimates at certain of the Company’s material properties see “Committee Bay Project – Exploration Status – 2019 Exploration”, “Homestake Ridge Project – Mineral Resource Estimate” and “Eau Claire Project – Exploration Status – 2019 Eau Claire Exploration Program” in this AIF for further information.

Gibson MacQuoid Project

During 2019, the Company staked 36 additional claims at the Gibson MacQuoid Project, totalling 42,640.7 hectares, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Gibson MacQuoid Project currently comprises 66 mineral claims, which are located between the Meliadine deposit and Meadowbank mine, covering approximately 120 km of strike length of the prospective greenstone belt and total 74,000 hectares collectively.

2020

Equity Offerings

In February 2020, the Company closed a non-brokered private placement (the “February 2020 Offering”) of 9,375,000 Common Shares, in two tranches, at a price of $1.60 per Common Share for aggregate gross proceeds of approximately $15.0 million. The proceeds from the February 2020 Offering were used for exploration purposes on Peruvian properties which were spun out to the SpinCos (as defined below) in connection with the Reorganization Arrangement.

On February 6, 2020, and concurrent with the closing of the first tranche of the February 2020 Offering, the Company amended the Bridge Loan to provide mutual conversion rights to the Lender and the Company, and also to reduce the annual interest rate from 10% to 5% from the date of amendment (the “Loan Amendment”). Under the terms of the Loan Amendment, the Lender obtained the right to convert the $3.0 million of principal and approximately $0.1 million of accrued interest, into Common Shares at the price of $1.60 per Common Share, while the Company obtained the right to require conversion if the Common Shares trade on the TSX at a price of $2.50 per Common Share or more for any five consecutive trading days prior to the maturity date of the Bridge Loan.

On July 7, 2020, the Company announced that the Bridge Loan had been converted into Common Shares. In accordance with the Loan Amendment, a total of 1,952,084 Common Shares were issued to the Lender at a price of $1.60 per Common Share. From the total, 1,875,000 Shares were issued on conversion of the $3.0 million principal loan and 77,084 Shares were issued on conversion of approximately $0.1 million of interest that had accrued at a rate of 10% per annum up to the date of the Loan Amendment. The balance of the interest on the loan, which had accrued at a rate of 5% per annum from the date of the Loan Amendment, was paid to the Lender in cash.

Plan of Arrangement

On October 9, 2020, the Company acquired all of the then issued and outstanding shares of Eastmain in accordance with the terms and conditions of the Arrangement Agreement among the Company, Eastmain, 1258618 B.C. Ltd. (“SpinCo Sombrero”) and 1258620 B.C. Ltd. (“SpinCo Curibaya”, and together with SpinCo Sombrero, the “SpinCos”), by way of court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Eastmain Arrangement”). The Eastmain Arrangement closed immediately following the spin out of the Company’s Peruvian projects to shareholders of the Company, by way of court-approved plan of arrangement between the Company and the SpinCos, under the BCBCA (the “Reorganization Arrangement”), and the completion of a concurrent subscription receipt financing (the “Subscription Receipt Financing”, and, together with the Eastmain Arrangement and the Reorganization Arrangement, the “Transaction”). Upon the completion of the Eastmain Arrangement, Eastmain shareholders received approximately 0.116685115 of a post-consolidation Common Share for each Eastmain common share held. On October 5, 2020, the Transaction received the approval of both the Company’s and Eastmain’s shareholders, and on October 7, 2020, the British Columbia Supreme Court and the Ontario Superior Court of Justice issued final orders approving the Reorganization Arrangement and the Eastmain Arrangement, respectively. In accordance with the terms of the Arrangement Agreement, the Company changed its name to “Fury Gold Mines Limited” pursuant to a certificate of change of name dated October 8, 2020.

Pursuant to the Transaction and in accordance with the terms of the Arrangement Agreement: (i) Fury Gold spun out its Peruvian assets into two new separate entities owned by the shareholders of the Company, SpinCo Curibaya and SpinCo Sombrero, with each holder of Common Shares at the effective time of the Reorganization Arrangement receiving one common share in each of SpinCo Curibaya and SpinCo Sombrero for each pre-consolidation Common Share held by such holder; (ii) Fury Gold consolidated the Common Shares at a ratio of approximately 10 pre-consolidation Common Shares for each 6.76 post-consolidation Common Shares, such that the then-outstanding 111,340,434 Common Shares were consolidated into 75,900,000 Common Shares; and (iii) the Subscription Receipts were exchanged for 7,750,000 post-consolidation Common Shares and the net proceeds of the Subscription Receipt Financing were released from escrow.

Immediately following the closing of the Transaction there were 117,750,000 Common Shares issued and outstanding. The ticker symbol for the Common Shares was changed to “FURY” effective October 12, 2020 on the NYSE American and October 13, 2020 on the TSX. Eastmain’s common shares were delisted form the TSX and removed from the OTCQB after the end of trading on October 9, 2020. Upon closing of the Eastmain Arrangement, Eastmain became a wholly-owned subsidiary of Fury Gold.

Changes in Management

In accordance with the terms of the Arrangement Agreement and immediately following the closing of the Transaction, Mike Timmins was appointed President and Chief Executive Officer of the Company and joined the board of directors of the Company (the "Board").

On November 9, 2020, Dr. Lynsey Sherry was appointed Chief Financial Officer of the Company. Dr. Sherry, formerly the Vice President, Controller of Goldcorp Inc. (now Newmont Corporation), took over from Elizabeth Senez who had been Interim Chief Financial Officer.

Eau Claire Exploration Program

In November 2020, Fury Gold commenced its 50,000 metre (“m”) drill program at the Eau Claire project. The drill program consists of an infill phase focused on upgrading and expanding the current resource and an exploration phase designed to test a one-km down plunge extension of the resource. The program is expected to focus on several highly prospective, untested gold targets within the 7-km deposit trend.

The infill drill program at the Eau Claire deposit is expected to consist of approximately 25,000 m on the southeast margin of the existing inferred mineral resource, which is currently defined by 200,000 ounces at 12.2 g/t gold (using a 3.5g/t gold cut-off grade). This portion of the drill program is designed to add ounces between defined resource blocks as well as upgrade the resource category from inferred to indicated in this location.

The exploration phase aims to significantly expand the Eau Claire deposit with a focused 10,000 m to 12,000 m drill program that targets a one-kilometer down plunge extension. The potential for high-grade gold mineralization to continue down plunge is strongly supported by newly acquired gradient array IP chargeability data where the intersection of primary and secondary shear zones has been imaged approximately 600 m to 800 m to the east of limits of drilling at the Eau Claire deposit. This newly imaged structural pattern is defined by the intersection of the mineralized Snake Lake structure and the projected continuation of the Eau Claire deposit structure. This structural geometry is consistent with that observed at the Eau Claire deposit and in part forms the basis of the down plunge targets.

The exploration drilling is focused on three target areas:

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Target A is situated 100 m to 300 m down plunge from the limit of the current resource. The planned drill array represents a 200 m to 500 m down dip extension from the target area where historical drilling above the target area hosts intercepts of 1.0 m of 12.6 g/t gold, 2.5 m of 4.4 g/t gold and 2.0 m of 4.8 g/t gold. Collectively, these historical results are associated with both quartz-tourmaline veins and secondary shear zone alteration and are interpreted to be vertically situated above the projected down plunge extension of the deposit but demonstrate the continuity of mineralized system to the east of the current resource. Results are pending for three holes in Target A.

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Target B is situated 500 to 700 m down plunge from the limit of the current resource. The planned drill array represents a 400 m to 700 m down dip extension from historical drilling above the target area where there is a 20 m wide zone of alteration that is similar to that observed with secondary shear zones at the Eau Claire deposit. Importantly, newly acquired gradient array IP chargeability data images the intersection of the primary shear zone and secondary shear zones that are associated with the extension of the Eau Claire deposit structure and the mineralized Snake Lake structure, respectively. Similar structural intersections at the Eau Claire deposit are associated with high-grade gold mineralization. Fury completed four drill holes into Target B for a total of 4,434m. Results from these first holes were very encouraging and include 1.0m of 5.3 g/t Au from 21EC-007; 1.5m of 8.8 g/t Au from 21EC-010 and 3.0m of 2.59 g/t Au from 20EC-006 (refer to news releases dated January 25th, 2021 and March 30, 2021). Further targeting along Target B is underway.

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Target C is situated 800 m to 1,000 m down plunge from the limit of the current resource. The planned drill array represents a 700 m to 900 m down dip extension from the historical drilling above the target area. This target is also situated along the same structural intersection of the Snake Lake and Eau Claire structures that in part defines Target B. Results are pending for two drill holes into target C

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The Snake Lake target is located 1.2km to the east of the Eau Claire deposit and has seen limited drilling. The Company is planning an initial drill test aimed at offsetting shallow historical intercepts of 2.65m of 13.24 g/t Au; 1.5m of 12.2 g/t Au and 2.0m of 6.62g/t Au with 150 – 300m offsets down plunge to the west. A deep intersection in 21EC-010, 1.5m of 6.43 g/t Au is located in the same structural and stratigraphic position as the Snake Lake mineralization. The intercept in 21EC-010 is approximately 1,100m down plunge of the nearest Snake Lake drilling and has significantly opened up the exploration potential along this structural corridor.

Committee Bay Project Drill and Exploration Plans

On September 29, 2020, the Company announced 12 refined targets across the Committee Bay Project gold belt that aim to leverage the targeting breakthrough along the Kalulik – Aiviq structural corridor and the Anuri target area, as well as expand upon the Three Bluffs deposit. The targets are within known gold-bearing systems and were derived using the technical team’s critical new understanding of high-grade (+5 g/t gold) systems across the belt based on geophysical conductivity data collected since Fury Gold has worked on the project. The 2019 targeting breakthrough enabled Fury Gold to empirically determine the system drivers that define high-grade across the belt.

Recent Developments – 2021 Year-to-Date

Homestake Ridge Project Drill Plan

On February 2, 2021, the Company announced a 25,000 m drill program at the Homestake Ridge Project, which is subject to the availability of funds, with the primary goal of expanding the resource and testing high quality gold-silver targets along the deposit trend. Fury Gold intends, subject to the availability of funds, to conduct approximately 15,000 m of exploration drilling to extend the deposit to depth and along strike. The deposit extension targets are based upon expanding zones of high-grade mineralization, which are defined by intense silicification, continuous breccia bodies and vein sets that are based on a relog and the recently completed geological model of the deposit. Planned step-outs from these high-grade breccia bodies and vein sets range from 100 m to 350 m and have the potential to significantly expand the resource.

The Company also intends, subject to the availability of funds, to conduct approximately 10,000 m of infill drilling at Homestake Silver Zone (“HS Zone”). The goal of this program is to upgrade a portion of the resource from inferred to indicated category and to demonstrate the geologic continuity of mineralization based on all recently completed geological data sets and models to-date.

Committee Bay Project Drill and Exploration Plans

On February 17, 2021, the Company announced its exploration plans for the Committee Bay Project, which are subject to the availability of funding. Fury Gold plans, subject to the availability of funds, to drill between 5,000 m and 10,000 m, with the goals of: (i) drilling the underexplored Raven high-grade vein target, which sits along an 8 km shear zone; (ii) expanding the Three Bluffs deposit through the drilling of a major conductor down dip from a high-grade portion of the resource; and (iii) advancing the previous geological work on targets along the Aiviq-Kalulik corridor to advance them to drill stage.

Changes to Management and the Board

On January 6, 2021, the Company announced that Salisha Ilyas had been appointed to the newly formed role of Vice President, Investor Relations.

On March 16, 2021, the Company announced that Tim Clark has been appointed a director of the Company, replacing Mr. Blair Schultz, who had resigned as a director. The Company also announced the appointment of Jeffrey Mason as lead director.

BUSINESS DESCRIPTION

General

Fury Gold is a Canadian-focused exploration and development company with active projects in three prolific gold mining regions and a focus on finding and advancing globally significant precious metal deposits. Fury Gold has a portfolio of mineral properties including three flagship properties in Canada: the Eau Claire Project, the Committee Bay Project and the Homestake Ridge Project.

Since 2016, the Company has been actively exploring its mineral projects with the goal of identifying new areas of significant mineralization. As discussed in Committee Bay Project, Homestake Ridge Project and Eau Claire Project sections below, the majority of this work has taken place away from the known deposit areas in the form of regional exploration and prospect drilling at satellite targets. Though this work has yet to lead to the discovery of any new material mineral deposits, it has strengthened the Company’s understanding of the geological systems and provided new evidence with respect to the projects continued perspectivity. The Company expects to continue its exploration on the Eau Claire Project through 2021 as discussed above under the heading “General Development of the Business – Recent Developments”.

The Company has not yet determined whether any of its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations and the underlying value of the Company’s mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration of its mineral property interests, obtaining the necessary mining permits, and on future profitable production or the proceeds from the disposition of the exploration and evaluation assets. See “Risk Factors” for further information.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. See “Risk Factors – Specialized Skill and Knowledge”.

In addition, Fury Gold’s technical and management teams have a track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Fury Gold conducts itself to the highest standards of corporate governance and sustainability.

Competitive Conditions

The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Fury Gold may not be able to acquire or retain prospective development projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees and for investment capital with which to fund its operations and projects. See “Risk Factors – Competitive Conditions”.

Cycles

The Company’s mineral exploration activities may be subject to seasonality due to adverse weather conditions including, without limitation, incremental weather, frozen ground and restricted access due to snow, ice or other weather-related factors. Further, the mining business, and particularly the precious metals industry, including the gold industry, is subject to metal price cycles. Moreover, the mining and mineral exploration business is subject to global economic cycles effecting, among other things, the marketability and price of gold products in the global marketplace. See “Risk Factors – Commodity Price Fluctuations and Cycles”.

Intangible Properties

The Company’s intangible property, including its mineral and surface rights, is described elsewhere in this AIF. The Company’s business is not materially affected by intangibles such as business or commercial licenses, patents and trademarks.

Environmental Protection

The Company is currently engaged in exploration activities on all its material properties and such activities are subject to various environmental laws and regulations. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration and drilling activities. Fury Gold is committed to meeting or surpassing all applicable environmental legislation, regulations, permit and license requirements, and to continuously improving its environmental performance and practices. The Company embraces safe, socially and environmentally responsible and sustainable work practices during all activities. Fury Gold is proud to utilize innovative technologies and techniques to reduce its environmental footprint across all of the Company’s projects. This includes awarding drill contracts to an EcoLogo certified contractor at Eau Claire, the use of Rotary Air Blast (RAB) drilling at the Committee Bay Project, which reduces water usage, footprint and time on the ground, and the use of drone imagery to allow targeted ground-based follow up of outcrop. Current costs associated with compliance are considered to be normal. See “Risk Factors – Environmental Regulatory, Health & Safety Risks and “Risk Factors – Environmental Protection”.

Employees

As at December 31, 2020, the Company had approximately 15 full-time employees at its offices in Vancouver, Edmonton and Toronto, as well as based at the Eau Claire camp, including full-time employees seconded from Universal Mineral Services Ltd. The Company also relies on consultants and contractors to carry on many of its business activities and, in particular, to supervise and carry out mineral exploration and drilling on its mineral properties. No management functions of Fury Gold are performed to any substantial degree by a person other than the directors or executive officers of Fury Gold.

Social and Environmental Policies

Building and maintaining good corporate citizenship is an important component of Fury Gold’s business practices. The Company has adopted several social and environmental policies and codes of conduct that are essential to its operations. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics, Gender Diversity Policy, Insider Trading Policy, Disclosure Policy and Whistle-Blower Policy.

Fury Gold endeavors to contribute to the communities in which it operates by focusing on activities that can make a meaningful, positive and lasting difference to the lives of those affected by its presence. Fury Gold prioritizes creating mutually beneficial and long-term partnerships with the communities where it operates, respecting their interests as our own. Fury Gold establishes constructive local partnerships to contribute to local priorities and interests and to have communities benefit both socially and economically from its activities. The Company seeks opportunities to maximize employment and procurement for local communities through the provision of suitable training opportunities and resources.

Fury Gold engages in open and transparent dialogue with governments, communities, Indigenous peoples, organizations and individuals on the basis of respect, fairness and meaningful consultation and participation.

Further information regarding Fury Gold’s corporate governance policies and charters can be found on its website at www.furygoldmines.com/corporate/corporate-governance.

Indigenous and Local Community Engagement

Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner. The Company’s engagement with Indigenous and local communities is governed by the principles set out in its Indigenous and Community Relations Committee Charter. Moreover, Fury Gold is committed to:

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sharing information about its projects and operations, providing meaningful opportunities for input and dialogue and involving local and Indigenous communities in archaeological work, environmental assessments and related studies;
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making meaningful efforts to reach agreements with local and Indigenous groups on the preferred method of participation and engagement processes;
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exploring opportunities for local and Indigenous communities to benefit from its projects and activities, which may include employment, contracting, training, community benefits and agreements, as appropriate to the type and stage of activity being undertaken; and
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engaging in candid and respectful dialogue with a view to resolving or minimizing any disagreements and ensuring full communication in respect of any unresolved issues.

Fury Gold is committed to responsible mineral exploration. The Company values forging strong, durable, and respectful relationships with the Indigenous communities in which it operates.

Fury Gold’s Indigenous and Community Relations Committee Charter can be viewed on its website at www.furygoldmines.com/corporate/corporate-governance.

Continuing Operations and Actual and Anticipated Impact of COVID-19

The effect of the COVID-19 pandemic on the Company’s operations has been varied. At the Company’s Eau Claire Project, where drilling activities recently commenced, the Company has implemented COVID-19 screening for all site personnel prior to their arrival to limit the risk of infection in the camp. Although commercial flights between the Nemiscau Airport and Montreal have been halted as a result of COVID-19, the ability of Company personnel to access the Eau Claire Project has not been materially impacted. Due to travel restrictions into Nunavut as well as to respect the local communities’ concerns over COVID-19, the Company informed stakeholders in the Committee Bay Project that the Company would not conduct field operations in 2020.

Across Canada, public health officials have recommended precautions to mitigate the spread of the ongoing COVID-19 pandemic, especially in heavily populated areas, with provincial governments issuing orders that at certain times have required the closure of non-essential businesses and for people to remain at home. As a precaution, the corporate offices were temporarily closed in 2020 and all employees supported to work remotely.

The situation in Canada with respect to the management of COVID-19 remains fluid and permitted activities are subject to change. The Company is continually reviewing the situation along with provincial and government guidelines and allowing work to be undertaken once it is confident that it is safe for its employees and stakeholders to do so. The Company continues to have full access to its properties in Canada and has managed to adequately stage its work sites for its planned programs. Additional measures have been taken to enhance the safety of employees and contractors at all active sites. These measures include limiting camp occupancy, additional sanitation stations, social distancing and mandatory mask usage. The Company to date has not experienced problems with obtaining the supplies and staff needed for its exploration work and other work programs. The Company has continued to move forward with its planned exploration work, including drilling at the Eau Claire Project. See “Eau Claire Project – Eau Claire Exploration Program – 2020” for more information on the drill program.

In February 2021, the community vaccination program already underway in Northern Québec was made available to any persons working in Northern Québec. The Company’s employees currently working at the Eau Claire Project have commenced voluntary participation in the vaccination program and the Company anticipates all Québec employees working at site to be vaccinated in the near future.

All reporting and expenditure requirements at the Committee Bay Project and Gibson MacQuoid project were extended for one year under the Nunavut COVID-19 relief program announced May 1, 2020. All reporting and expenditure requirements at the Eau Claire Project were extended for one year under Québec’s COVID-19 relief program. At the Homestake Ridge Project, all reporting and expenditure requirements have been extended until December 31, 2021 under section 66 of the Mineral Tenure Act (British Columbia).

The Company anticipates that, in order to respect local communities’ concerns, any access to the Committee Bay Project during 2021 may be by way of direct charter from Churchill, Manitoba, and may not involve travel through local communities. The Company does not anticipate that such access will have a material impact on its costs or timelines to achieving its goal of advancing exploration at the Committee Bay Project.

While the disruptions resulting from the COVID-19 pandemic have caused some delays in the Company’s planned goals for 2020, mainly related to its inability to conduct field programs in Canada once movement restrictions were mandated, management was able to continue with much of its planned activity. As the situation surrounding COVID-19 continues to develop daily, the Company will continue to monitor the situation closely and respond appropriately. See “Risk Factors – COVID-19 and Other Pandemics”.

EAU CLAIRE PROJECT

The following disclosure relating to the Eau Claire Project is based on information derived from the NI 43-101 compliant technical report on the Eau Claire Project entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” with an effective date of February 4, 2018. Reference should be made to the full text of the Eau Claire Report, which is available electronically on the SEDAR website at www.sedar.com under our SEDAR profile, as the Eau Claire Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Eau Claire Report is the only current NI 43-101 compliant technical report with respect to the Eau Claire Project and supersedes all previous technical reports. All information of a scientific or technical nature contained below and provided after the date of the Eau Claire Report has been reviewed and approved by David Frappier-Rivard, the Company’s Exploration Manager and a qualified person for the purposes of NI 43-101.

Property Description and Location

Fury Gold owns a 100%-interest in the Eau Claire Project, host to the Eau Claire gold deposit, one of five known gold deposits in the James Bay region of Québec. The largest of these, Newmont’s Éléonore mine, is located 57 km NNW of the Eau Claire Project.

The Eau Claire Project is located immediately north of the Eastmain reservoir, 10 km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska and approximately 320 km northeast of the town of Matagami and 800 km north of Montreal in the Eeyou Istchee James Bay Region of Québec (UTM NAD 83, Zone 18: 444,000E; 5,785,000N). This property consists of map-designated claims, (CDC’s) totaling approximately 233 km2. These claims are held 100% by Fury Gold and are currently in good standing. Permits are obtained annually for all surface exploration, particularly trenching and drilling, undertaken on the property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is located 80 km north of a commercial airport at Nemiscau and less than 10 km northeast of Hydro Québec’s EM-1 complex. The Eau Claire gold deposit is situated at the western end of the property 2.5 km from Hydro Québec’s nearest service road. The property is accessible by the all-weather Route du Nord from the town of Chibougamau to Hydro Quebec’s Eastmain One power generation complex (EM-1). Alternatively, the property may be accessed from the town of Amos via Matagami and the Route de la Baie James and the Route du Nord. Under normal operating conditions, the Nemiscau Airport has several commercial flights per week from Montreal.

Road access reaches the southern boundary of the property, five km east of Hydro Québec’s principal EM-1 dam, located on the Eastmain River. The base camp is accessible by four-wheel drive truck, ATV or snowmobile.

The area is well known for its extensive hydroelectric complex and associated infrastructure. Hydro-Québec’s EM-1 Power Project currently includes a 100-person camp with full amenities and medical support. The principal dam is situated near the junction of the Eastmain and Eau Claire Rivers. The Eastmain reservoir for the EM-1 hydroelectric power facility covers a large area immediately south of the Eau Claire Project. Future development of the property will require access and infrastructure improvements near EM-1 requiring consultation with Hydro Quebec.

The region and the property include many lakes and rivers. The topography is gently rolling to flat-lying with local relief ranging from 250m to 400m above sea-level. Outcrop exposure is limited. Large, east-west trending outcrop ridges and coarse sand eskers, flanked by lower troughs provide moderate drainage over most of the area. There is an abundance of quaternary deposits and swamps. The area is drained by the Eau Claire River, which in turn drains into the Eastmain River and James Bay. Vegetation includes large areas covered by sparse forest (mainly spruce) and many smaller mostly swampy areas devoid of trees.

The climate is typical of Northern Canada (temperate to sub-arctic climate) with average summer (June to September) temperatures varying from 10oC to 35°C during the day and 5°C to 15°C during the night. Winters can be cold, ranging from -40°C to -10°C. Precipitation varies during the year, reaching 2m annually, with snow cover expected from November to May. However, exploration and mining can generally be carried out year-round.

History

The area covered by the current Eau Claire Project was previously explored from 1984 to 1990 in a joint venture between Eastmain and Westmain Resources Ltd. Previous exploration included airborne and ground geophysical surveys, geochemical surveys, geological mapping, outcrop stripping, trenching and sampling, and diamond drilling. The Eau Claire gold deposit was discovered in 1987.

In 1995, SOQUEM Inc. optioned the property from the joint venture and initiated a multi-disciplinary exploration program, which continued until May 2002, when Eastmain took over management of the project. Eastmain acquired an option to earn SOQUEM’s remaining ownership in the Eau Claire Project during fiscal 2004, in exchange for cash and securities, thus giving Eastmain 100% ownership of the Eau Claire Project. The property was subject to a 2% NSR in favour of SOQUEM which was purchased by Eastmain in March of 2011. The Eau Claire Project became the central focus of Eastmain in 2012.

Geology, Mineralization and Deposit Type

The Eeyou Istchee James Bay region is mainly comprised of the La Grande and Opinaca sub-provinces. The Eau Claire Project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are essentially composed of volcanic rocks of basaltic to rhyolitic composition and of related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

A structural interpretation based on field evaluation and interpretation of high-resolution airborne magnetic surveys flown over the Eau Claire Project has defined three major deformation events (D1, D2 and D3) on the property. Based on interpretation, a crustal scale, east-west trending, D2 structural break (the Cannard Deformation Zone (“CDZ”)) has been traced for more than 100 km across the district. Gold mineralization, including that found in the Eau Claire deposit, has been traced via rock and channel sampling for a length exceeding 20 km immediately north and parallel to the CDZ. The Eau Claire gold deposit is a structurally controlled gold deposit, consisting of en-echelon sheeted quartz-tourmaline (“QT”) veins and altered rock coinciding with a mafic volcanic/felsic volcaniclastic contact, along the south limb of an F2 anticlinal fold. At Eau Claire, gold-bearing QT veins and alteration zones occur sub-parallel to the F2 fold axis and are related to a D2 structural event. The deposit is situated approximately one km north the CDZ.

Over 90% of the gold mineralization at Eau Claire occurs within iron- and magnesium-rich tholeiitic basalts. In the hanging wall to the deposit these basalts are intruded by a quartz-feldspar porphyry dyke swarm. A felsic volcaniclastic unit is interpreted to represent the deposit footwall. The Eau Claire deposit is comprised of two zones (450 West and 850 West) which form a crescent-shaped body extending for a length of 1.8 km. Portions of the 450 West and 850 West zones outcrop on topographic highs. For exploration purposes the limits of the known deposit are defined by a 0.5 g/t Au grade envelope. Along the 450 West zone, quartz-feldspar porphyry dyke swarm occupies the hanging wall to the mineralization and is believed to contribute structurally to the development of the vein system while at the 850 West zone QT veining crosscuts the porphyry intrusions.

Exploration Status

Eau Claire Exploration Program

During calendar 2017, and as of December 31, 2017, Eastmain had completed 62,772 m of drilling at Eau Claire including 54,264 m at the 450 West zone and 5,313 m at the 850 West zone of the Eau Claire Project deposit. The drilling total also included 3,195 m which tested to the east of Eau Claire and at Snake Lake. During the drill campaign, approximately 59,350 core samples were collected ranging in length from 0.5 m to 1.5 m and 3,849 control samples for Quality Assurance and Quality Control purposes were inserted. Core samples obtained within the deposit in 2017 returned gold assays ranging from below detection (<5 ppb Au) over individual intervals of 1.5 m to as high as 206 g/t Au over 0.5 m. Mineralized veins and alteration identified in logging form the basis of deposit interpretation and weighted averages of gold assays within the mineralized intervals are incorporated into the mineral resource Estimate.

In the period from August to December 2017, 19 drill holes were completed at the Eau Claire Project deposit to test and extend mineralization at vertical depths of 600 m to 800 m. These holes targeted depths extensions of QT and high-grade schist (“HGS”) veins and were drilled to improve understanding of these vein systems at that depth.

In addition to Eastmain’s focus on resource drilling at Eau Claire, trenching was completed in late 2017 at the Clovis, Beluga and Rosemary targets. Fourteen trenches totaling 1,575 m were excavated, mapped and sampled and 978 m of saw-cut channel samples were taken. 1,126 samples, including 66 QA/QC samples, were submitted for analysis.

2019 Eau Claire Exploration Program

At the Eau Claire Project, Eastmain announced the discovery of a new gold mineralized zone at the Percival Prospect on November 13, 2018. The Percival discovery is located 14 km ESE of the Eau Claire Deposit and represents a new and distinct style of mineralization on the property. Initial drilling returned intervals of 1.46 g/t Au over 78.5 m (ER18-822), 4.46 g/t Au over 8.2 m and 2.35 g/t Au over 87.0 m (ER18-823), and 5.76 g/t Au over 6.0 m.

Eastmain mobilized in early February 2019 to commence a follow-up drill program at Percival, completing 5,116 m by April 2019. With the completion of this drilling, the Percival geology had been extended to over 400 m along a SSW-NNE strike length.

During the 2019 summer field season, Eastmain commenced surface geophysics, geological mapping, trenching and sampling over 5 km strike of the KS Horizon. Testing focused on the KS Horizon beginning at the Knight showing in the west and continuing through the Percival discovery to the east.

Surface exposures from trenching confirm numerous geological observations from discovery drill holes ER18-822 and ER18-823 including the relationship of gold mineralization to breccias throughout the Percival area. While breccias were initially identified in core as weakly to very strongly silicified units of siltstone and mudstone, surface exposures have identified that the main Percival breccia also includes altered and silicified banded iron formation (BIF) and BIF slump breccias where magnetite appears to be replaced by pyrrhotite. Remnant unaltered BIF rafts and smaller blocks have been mapped in the new exposures but were not intersected initially in core from this location. BIF horizons are locally associated to thin layers of garnet amphibolite rock which are part of the iron formation sequence and interbedded with strongly silicified and sericitized schists (altered argillites). Strong alteration is accompanied by sulphide mineralization (1 to 10% pyrrhotite + pyrite) as both replacement of BIF magnetite and as a later hydrothermal sulphide mineralizing event. Highlight results from the 2019 channel sampling at Percival were announced in August and included Channel F (2.07 g/t Au over 11 m), Channels G and Ga (3.33 g/t Au over 18 m and 3.69 g/t Au over 14 m) and Channel P (1.96 g/t Au over 28 m).

The BIF and strongly altered BIF/schist package are located within a folded stratigraphic sequence with mafic mudstone and siltstone which also contain sedimentary breccia horizons that can be weakly to moderately silicified, pyrrhotite mineralized, and carry anomalous gold mineralization. Folds observed in sedimentary units appear to have a NE trend and a steep axial plunge, however at least two phases of deformation are identified which affect the mineralized host rocks.

In August 2019, Eastmain resumed drilling on targets along the KS Horizon with a focus on testing Percival and newly identified targets including the Caradoc showing, located 1.7 km to the east of Percival. 5,119 m of core drilling in 20 drill holes was completed. Initial results returned 1.15 g/t Au over 31.1 m, including 2.05 g/t Au over 14.9 m, in ER19-852, confirming vertical continuity of gold mineralization from surface to a depth of 280 m. ER19-850 intersected a continuous interval of gold mineralization in an altered graphitic sedimentary sequence, which returned 0.31 g/t Au over 148.0 m, including 0.46 g/t Au over 14.5 m.

Security of Samples

Fury Gold manages its exploration samples from their collection points. For drilling, the foreman or driller transports drill core in closed and secured core boxes from the drill to the onsite core-logging facility, where they are received by a geologist or a geological technician. The core boxes are arranged in numerical order, opened, measured and inspected for any drill site numbering or measurement discrepancies. Prior to storage, boxes are tagged with aluminum labels.

Samples are systematically hand oriented in the core box by reference to rock foliation and end matched where possible before being marked for cutting.

While core is logged, mineralized sections are described, measured and marked for sampling with assay tags placed at the end of each sample. A technician selects the interval and saws it in half lengthwise along the core axis perpendicular to core foliation. Core is replaced in position in the core box with the ‘top’ half of the sawn sample interval placed in a plastic sample bag along with a copy of the assay tag. The sample bag is sealed with a plastic tie. The remaining half-core interval is left in the core box and stored as a permanent record or for further sampling and review.

Individual samples are placed in woven bags clearly marked with a shipping label, sealed with tape and stored for shipment. The woven bags are placed within a mega bag which is sealed with a numbered security tag for transport from camp to an accredited assay laboratory. Currently, ALS Chemex Laboratories is the initial assayer. Each sample batch is logged into a master manifest listing the sample shipment and a sample shipping list is attached to the first bag of the shipment. At every staging point from camp to the final destination, all parties handling the samples are required to confirm that the number of physical samples received in sample transport sign-off.

Sampling, Analysis and Data Verification

Fury Gold has adapted the historical Analytical Quality Assurance Program at Eau Claire to control and assure the analytical quality of assays. This protocol includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, while certified standards determine the analytical accuracy and precision of the laboratory procedure. Generally, check sample inserts approximate 10% of sample flow from project sites.

Pulp (inline split of 100-150 g) and coarse reject (inline split of 250-500 g) lab duplicates are also acquired by the primary lab at a rate of 2 each per hundred samples submitted and shipped to a second independent lab for further sample QA/QC.

The Company’s main assay contractor for the Eau Claire Project is ALS Chemex. Once received by ALS, samples were weighed, dried and finely crushed to better than 90% passing 2 mm (Tyler 10 mesh). A split of 1,000 grams was taken using a riffle splitter and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen (package PREP-31B).

All samples were initially assayed for gold using a conventional fire assay procedure with and inductively coupled plasma – atomic absorption spectroscopy (ICP-AAS) finish on 50-gram sub-samples (package code Au-AA24). The detection limits of this method are 0.005 to 10 parts per million gold (ppm Au). Samples containing more than 5 ppm Au are re-assayed using a second 50-gram aliquot by fire assay with a gravimetric finish (package code Au-GRA22). The detection limits of this method are 0.05 to 10,000 ppm Au.

All samples are also analyzed for a suite of 47 trace elements using inductively coupled plasma (ICP) methods. The element suite includes, among others; silver, bismuth, copper, cadmium, cobalt, lead, nickel, zinc, arsenic, antimony, manganese, molybdenum, tellurium, vanadium and barium. Base metal concentrations that exceed detection limits (usually > 1%) and silver are re-analysed via dilution and re-analysed by inductively coupled plasma-mass spectrometry (ICP-MS). Results were corrected for spectral inter-element interference.

Mineral Processing and Metallurgical Testing

In 2010, Eastmain contracted the services of SGS Mineral Services (Lakefield Research) (“SGS”) to evaluate the mineralized material characteristics through mineralogy, chemical analyses and comminution testing, and to explore several processing avenues for the purpose of establishing a preliminary gold recovery flowsheet.

Four vein composites representing the P, JQ, R, and S veins (the “Vein Composites”) and one master composite (an equally weighted blend of the four vein composites) (the “Master Composite”) were subjected to mineralization characterization, metallurgical and environmental testing. These composites were prepared from assay reject material in freezer storage at SGS from analytical work completed in 2008.

The SGS testwork completed on the Master Composite and Vein Composites samples indicated the following:

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Gravity separation will generate significant gold recovery in an industrial setting. Gold recoveries ranged from 30% to 45% in the master composite and up to 74% from the S Vein composite.
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Flotation of the Master Composite gravity separation tailings, at grind sizes ranging from 121 to 65 lm, resulted in excellent gold recovery for all of the tests conducted. Approximately 94% gold recovery was achieved at a P80 of 121lm while ~96% was achieved at P80 = 65 lm.
●
Gold recovery by gravity separation plus flotation ranged from 92% to 97% in the variability tests completed for the Vein Composites.
●
Cyanide leaching of gravity separation tailing yielded an excellent gold response in all tests completed with approximately 95.7% of the gold being recovered in the gravity plus cyanidation flowsheet at 121 lm for the Master Composite. Gold recoveries ranged from 95.6% from the R vein composite to 98.2% from the S vein composite.
●
Flotation concentrate cyanidation yielded a unit gold extraction of 98.3% at a grind size of 121 lm. Overall circuit gravity separation followed by flotation concentrate cyanidation yielded a gold extraction of 92.8%.
●
The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicate that the samples will not generate acid mine drainage.

Supplemental testwork completed in 2017 by SGS returned gold grades of 6.56 g/t Au, 0.08 g/t Au, and 4.98 g/t Au, were reported for the ore sample, hanging wall-footwall sample, and the master composite, respectively. Gold recovery by gravity separation followed by gravity tailing cyanidation yielded results that compared very well to parallel testwork completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In 2017, overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailings grade of approximately 0.20 g/t Au.

Gravity concentration followed by direct cyanidation yielded results superior to the gravity-flotation alternative in the 2017 program. Fine grinding yielded improved gold extraction; further testwork should allow optimization of grind size. The gravity and cyanidation testwork results indicate that an overall gold recovery of 95% should be attainable. Bond ball mill index measurements reported by SGS yielded values of approximately 11.0 kWh/t indicating a soft material. Grinding costs should be low if the samples tested are representative. The metallurgical data developed to date are positive and sufficient for the current PEA level of the project.

Mineral Resource Estimates

2017 Eau Claire Mineral Resource Estimate

Total Mineral Resource Estimate (effective August 25, 2017) SGS Geostat 2017(1)

Category	Tonnes	Grade (g/t Au)	Contained Au (oz)
Measured	932,000	6.67	200,000
Indicated	3,238,000	6.01	626,000
Measured & Indicated	4,170,000	6.16	826,000
Inferred	2,227,000	6.49	465,000

Mineral Resources for a Potential Open Pit & Underground Scenario (effective August 25, 2017)(1)

	Open Pit(2)(3)(4) (surface to 150 m)			Underground (2)(3)(4) (150 m – 860 m)
Category	Tonnes	Grade (g/t Au)	Contained Au (oz)	Tonnes	Grade (g/t Au)	Contained Au (oz)
Measured	618,000	6.69	133,000	314,000	6.64	67,000
Indicated	610,000	5.10	100,000	2,628,000	6.22	526,000
Measured & Indicated	1,228,000	5.90	233,000	2,942,000	6.26	593,000
Inferred	39,000	4.78	6,000	2,188,000	6.52	459,000

Notes:
1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.
2.
Open pit mineral resources are reported at a cut-off grade of 0.5 g/t gold within a conceptual pit shell and underground mineral resources are reported at a cut-off grade of 2.5 g/t gold outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of C$1.00 = US$0.80, and a gold recovery of 95%.
3.
The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Eau Claire Project. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cut-off grade.
4.
The inferred mineral resource in this estimate has a lower level of confidence that that applied to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of the inferred mineral resource could be upgraded to an indicated mineral resource with continued exploration.
5.
The mineral resources in this estimate were estimated using the CIM Definition Standards on mineral resources and reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions.

Open Pit Resources

Open pit resources were determined with optimization performed using WhittleTM software based on the optimization parameters outlined in the following table. A Whittle pit shell at a revenue factor of 0.5 was selected. The corresponding strip ratio is 11.9:1 generates a pit with an average depth of approximately 150 m. Fury believes the selected pit shell allows for an improved and balanced approach for any potential future underground development.

While considering the open pit and underground distribution of resources, Eastmain included a base case Whittle Pit scenario using a revenue factor of 1.0 as a comparison to the 2015 estimate. The resulting pit exhibited a strip ratio of 27.9:1 with a maximum depth of approximately 300 m. In management’s view, this pit was impractical in terms of its sheer size relative to the amount and distribution of gold in the deposit.

Wire Framing Vein Domains

Wire frames were constructed for the E-W striking QT veins and the ESE striking HGS veins (140° to 155°), using a 2 m minimum mining width and internal dilution constraints. All veins dip between 40° to 60° to the south. Eastmain and SGS incorporated a more extensively interpreted model for the HGS veins into the updated mineral resource estimate based on the identification of the veins in the 2016/2017 drilling program. These veins now account for approximately 16.8% of the total ounces and 23.4% of the measured and indicated ounces with the balance of the resources contained in QT veins.

Resource Calculation and Categorization

Grades for Au (g/t) were interpolated into blocks by the Inverse Distance Cubed method. Three passes were used to interpolate grade into all of the blocks in the wire frames. For Pass 1, the search ellipse size (in m) for all vein domains was set at 20 x 20 x 5 in the X, Y, Z direction; for Pass 2, the search ellipse size for each domain was set at 45 x 45 x 15; and for Pass 3, the search ellipse size was set at 100 x 100 x 20. Blocks were classified as measured if they were populated with grade during Pass 1 and Indicated if they were populated with grade during Pass 2 of the interpolation procedure. Pass 3 search ellipse size was set to assure all remaining blocks within the wire frames were assigned a grade. These blocks were classified as inferred mineral resources.

Grades were interpolated into blocks using a minimum of six and maximum of ten composites to generate block grades during Pass 1 and Pass 2 (maximum of 3 samples per drill hole), and a minimum of three and maximum of 10 composites to generate block grades during pass 3.

Selected Eau Claire Estimation Parameters for Open Pit and Underground Mineral Resources

Exchange rate	US$0.80 = C$1.00
Gold price (per ounce)	US$1,250 / C$1,563
Estimation method	ID3 interpolation
Drill spacing:
450 West outcrop (0 m – 100 m depth)	12.5 m – 25 m
Deposit core (100 m – 400 m)	25 m
Balance of the deposit	>25 m
Block model	5 m x 5 m x 5 m
Composites required:
Measured	6 composites, 2 drill holes, w/in 20 m x 20 m x 5 m
Indicated	6 composites, 2 drill holes, w/in 45 m x 45 m x 15 m
Inferred	3 composites, 1 drill hole, w/in 100 m x 100 m x 20 m
Open pit cut-off grade	0.5 g/t Au
Underground cut-off grade	2.5 g/t Au
Process recovery	95%
Assumed operating costs
Open pit mining cost (per tonne mined)	US$2.80 / C$3.50
Underground mining cost (per tonne mined)	US$56.00 / C$70.00
General and administrative (per tonne processed)	US$4.00 / C$5.00
Processing cost (per tonne processed)	US$16.00 USD / C$20.00
Mining loss / dilution (open pit)	5% / 5%
Assumed overall pit slope angle	50 degrees
Capped grades:
450 West Zone	120 g/t Au (QT); 45 g/t Au (HGS, NW, WNW, Extra)
850 West Zone	40 g/t Au (QT); 10 g/t Au (others)

2018 Eau Claire Resource Update

In conjunction with the preparation of a Preliminary Economic Assessment (PEA), Eastmain compiled all additional drilling completed subsequent to the cut-off date for the 2017 mineral resource estimate. This additional drilling was used to update the Eau Claire Project mineral resource, which then formed the basis for the PEA.

An updated NI 43-101 mineral resource estimate with an effective date of February 4, 2018 was announced in conjunction with the PEA in May 2018. This resource estimate reflected the inclusion of an additional 19 drill holes (14,884 m) which were completed from September to November 2017 and increased Eau Claire’s mineral resource estimates.

Mineral Resource Estimate (effective February 4, 2018)(1-6)
Category	Tonnes	(g/t Au)	Contained Au (oz)
Measured	906,000	6.63	193,000
Indicated	3,388,000	6.06	660,000
Total Measured & Indicated	4,294,000	6.18	853,000
Inferred	2,382,000	6.53	500,000

Open Pit and Underground Mineral Resources (effective February 4, 2018)(1-6)

	Open Pit (surface to 150 m)			Underground (150 m – 860 m)
Category	Tonnes	(g/t Au)	Contained Au (oz)	Tonnes	(g/t Au)	Contained Au (oz)
Measured	574,000	6.66	123,000	332,000	6.56	70,000
Indicated	636,000	5.13	105,000	2,752,000	6.27	555,000
Measured & Indicated	1,210,000	5.86	228,000	3,084,000	6.30	625,000
Inferred	43,000	5.06	7,000	2,339,000	6.56	493,000

Notes:
1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.
2.
The mineral resources in this estimate were estimated using the CIM Definition Standards on mineral resources and reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions.
3.
Open pit mineral resources are reported at a cut-off grade of 0.5 g/t gold and underground mineral resources are reported at a cut-off grade of 2.5 g/t gold. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%.
4.
The results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves. There are no mineral reserves on the Property. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate mineral resource reporting cut-off grade.
5.
The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, sociopolitical, marketing, or other relevant issues. Any material change in quantity of mineral resources, grade, stripping ratio or environmental characteristics may affect the economic viability of any project undertaken by Eastmain.
6.
The inferred mineral resource in this estimate has a lower level of confidence than that applied to an Indicated mineral resource and is considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as mineral reserves. It is reasonably expected that the majority of the inferred mineral resource could be upgraded to an indicated mineral resource with continued exploration.

Eau Claire Preliminary Economic Assessment

On May 23, 2018, Eastmain announced the results of the first-ever Preliminary Economic Assessment (“PEA”) for the Eau Claire Project. The PEA demonstrated robust economics for a combined open pit and underground mining operation with a mine life of 12 years.

PEA Highlights

●
Pre-tax NPV at 5% discount rate (“NPV5%”): $381 million.
●
After-tax NPV 5%: $260 million.
●
Pre-tax Internal Rate of Return (“IRR”): 32%.
●
After-tax IRR: 27%.
●
After-tax Payback: 3.1 years.
●
Pre-production Capital Cost, including contingency: $175 million.
●
Life of mine (“LOM”) Sustaining Capital Cost: $108 million.
●
Average LOM Total Cash Cost: C$632/oz Au (US$486/oz).
●
Average LOM All-In Sustaining Costs: C$746/oz Au (US$574/oz).

PEA Key Assumptions and Inputs

●
Assumed gold price: US$1,250/oz.
●
Exchange Rate: C$1.00 = US$0.77.
●
Life of Mine: 12-year mine life (3 years open pit, 10 years underground).
●
Years of Full production: 10.
●
Open Pit Strip Ratio: 9.4:1.
●
Total Open Pit Dilution: 26%.
●
Main Underground Mining Method: Captive Longhole.
●
Total Underground Dilution: 40%.
●
Average Mining and Processing throughput: 1,500 tpd.
●
Process Plant Recoveries: 95%.
●
Average Annual Production (LOM): 79,200 oz gold.
●
Average Annual Production (yrs 1-10): 86,100 oz gold.
●
LOM recovered gold production: 951,000 oz.
●
Several upside opportunities identified to further improve project economics.

Potentially Extractable Portion of Mineralization for Mine Planning Purposes

The PEA demonstrates that approximately 85% of the open pit resource of the 2018 updated mineral resources are potentially extracted under the mine plan supported by the PEA. The PEA further demonstrates that 60% of the measured, 70% of the indicated and 75% of the inferred category underground resource are potentially extractable under the mine plan supported by the PEA. For purposes of mine planning, the potentially extractable portion of mineralization is comprised of 1.64 million tonnes open pit production, 0.22 million tonnes from measured underground resources, 1.78 million tonnes from indicated underground resources, and 1.47 million tonnes from underground inferred resources. The mineralized material modeled to be mined in the PEA contains mineral resources classified in the inferred mineral resource category (30%) which cannot be considered mineral reserves. These inferred mineral resources will require further exploration and definition to meet the criteria to be classified as indicated or measured mineral resources before being considered for conversion to mineral reserves at the next level of detailed economic study.

Potentially Extractable Portion of Mineral Resource Estimate (diluted and extracted)(1-4)
	Category	Tonnes	Grade (g/t Au)	Contained Au (Oz)
Pit Production	Mineralized Material	1,641,000	3.78	199,000
	Overburden	646
	Waste	14,728
UG Production	Measured	216,00	6.08	42,200
	Indicated	1,780,000	6.8	389,200
	Inferred	1,470,000	7.83	370,100
	Waste	1,296,000
Notes:
1.
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues may materially affect the estimate of mineral resources.
2.
The inferred mineral resource in this estimate has a lower level of confidence than that applied to an indicated mineral resource and is considered too speculative geologically to have the economic considerations applied to it that would enable it to be categorized as mineral reserves. It is reasonably expected that the majority of the inferred mineral resource could be upgraded to an indicated mineral resource with continued exploration.
3.
The potentially extractable portion of the mineral resource estimate was prepared by Eugene Puritch, P. Eng., FEC, CET and Andrew Bradfield P.Eng. of P&E Mining Consultants Inc. and mineral resource estimate reported was estimated using the CIM Definition Standards.
4.
The potentially extractable portion of the Open pit mineral resources are reported at a cut-off grade of 0.66 g/t gold and the potentially extractable portion of the underground mineral resources are reported at a cut-off grade of 2.7 g/t gold. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%. Table entries are rounded.

Mine Plan

Proposed mining would commence with open pit mining followed by underground mining. The PEA proposes a conventional truck and shovel open pit operation, followed by ramp access and captive long-hole open stopping in the underground portion of the mine. The mine plan is to extract the upper portions of the mineral resources (top 100 m) using open pit mining methods. While the open pit is producing, an underground portal will be established outside of the pit and an underground ramp will be extended below the proposed crown pillar.

The PEA schedule assumes mining of 1,641,000 tonnes of mineralized material at 3.78 g/t Au for 199,000 oz Au contained over three years from the two open pits. The open pit operations consist of production from the main pit (650 m x 275 m x 100 m depth) and the smaller west pit (260 m x 120 m x 40 m depth), to be mined at a bench height of five m. The open pits have an average strip ratio of 9.4:1.

Underground mining will progress by captive longhole methods in a top-down fashion with major sublevels every 24 m. The underground operation assumes mining of 4,762,000 tonnes of mineralized material grading 5.24 g/t Au for 801,500 oz over 11 years. The average planned dilution factor was conservatively applied at 40% at zero dilution grade.

The PEA schedule assumes a combined open pit and underground operations of 6,403,000 tonnes of mineralized material at blended grade of 4.87 g/t Au for 1,001,000 contained oz Au over 12 years.

Processing and Recovery

Gold mineralization will be processed in a 1,500 tpd process plant using conventional crushing, grinding, cyanidation and Carbon In Pulp processes. The conventional cyanidation circuit includes a gravity concentration within the grinding circuit followed by direct cyanidation of gravity tails. The PEA recovery factor relies on metallurgical testwork conducted by SGS Lakefield Research Limited which indicates gold recovery of 95% is attainable with gravity and cyanidation processes. A bond ball mill index of 11.0 kWh/t indicates material will not require high energy to be processed.

Infrastructure & Tailings

Power to the Eau Claire Project will be sourced through an 18 km power line from a substation at the Hydro Québec Eastmain dam to the project site. Site overall power consumption will average 7 MW.

Tailings will be dewatered in the process plant and transported by truck to a geomembrane-lined Tailings Management Facility (“TMF”), reducing risk for potential surface and groundwater contamination. The TMF design will incorporate engineered features to manage the chemical and physical stability of the deposited tailings in accordance with current best-in-class practices. This mitigation strategy is similar to those at other operations in the region.

Major surface facilities to support the Eau Claire Project will include an administration and engineering building, security, warehouse, fuel and explosive storage, fire protection, maintenance shops and a mine camp that can accommodate 200 people.

Economic Analysis, Capital Costs and Sensitivity

An economic model was developed to estimate the Eau Claire gold deposit LOM plan comprised of mining the measured, indicated and inferred mineral resources of both the open pit and underground mineral resource estimate. After two years of pre-production construction with half a year of open pit pre-strip mining, the LOM plan covers almost 12 years of production. Production ramps up quickly to a steady-state rate of 1,500 tpd processed. After-tax estimates of the Eau Claire Project values were developed to define investment value.

Pre-production capital work consists of constructing the main access road, site roads, processing plant, camp/office/dry, the TMF, power line with substation/transformers, and purchasing open pit mining and support equipment. A summary of the Eau Claire Project capital costs is provided below.

The parameters used in the economic analysis have been summarized below. No royalty is applicable to the Eau Claire Project. Tax estimates reflect a Québec income tax rate of 26% and federal income tax of 10%. $48 million in tax losses accumulated by Eastmain have been applied.

Capital Cost Summary

Input (all C$M)	Pre-Production	Sustaining	LOM
Development	21.8	84.3	106.1
Equipment & Infrastructure	42.9	-	42.9
Tailings	4.6	5.5	10.1
Process Plant	67.1	0.5	67.6
Owner Costs	11.0	-	11.0
Contingency (20%)	27.3	18.0	45.3
Total Capital Costs	174.7	108.2	282.9

NPV, IRR and Payback Summary
		Gold Price Sensitivities
	Unit	US$1,150/oz	US$1,250/0z Base Case	US$1,350/oz
Macro Parameters
Gold Price	US $/o	1,150	1,250	1,350
Exchange Rate	C$/US	0.77	0.77	0.77
Pre-Tax
NPV5%	C$M	297.4	380.9	464.4
IRR	%	27	32	36
After-Tax
NPV5%	C$M	205.4	260.2	315.1
IRR	%	23	27	31
Payback	years	3.7	3.1	2.6

Opportunities to Enhance Project Value

Deposit Expansion and Property-Scale Satellite Mineral Resource Development

Opportunities exist to expand and build mineral resources proximal to the proposed underground mine infrastructure at Eau Claire. In particular, exploration on the 450 West zone has indicated that gold mineralization may extend at depth as well as along strike to the east and west.

Gold mineralization has been historically identified and recently confirmed at numerous surface prospects within the Eau Claire Project. Additional mineral resources which may be defined at these prospects could support larger scale production and extend mine life.

Recommendations

The following summarizes the costs of the recommended work programs for the Eau Claire Project.

Recommended Work Programs

Item	Cost $
Deposit mineral resource identification drilling (>400 m depth) 4,000 m	1,000,000
Mineral resource classification improvement (entire Deposit) drilling 20,000 m	5,000,000
Geophysics/Trenching/Assays Clearwater Property targets	950,000
Clearwater Property target drilling 4,000 m	1,000,000
Updated mineral resource estimate	150,000
Underground exploration ramp	7,000,000
Pre-Feasibility Study	750,000
Total	15,850,000

  COMMITTEE BAY PROJECT

The following disclosure relating to the Committee Bay Project is based on information derived from the NI 43-101 compliant amended and restated technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” dated October 23, 2017, and with an effective date of May 31, 2017, prepared by David Ross, M.Sc., P.Geo. (the “Committee Bay Report”), which amended and restated the technical report entitled “Technical Report on the Committee Bay Project, Nunavut Territory, Canada” with an effective date of May 31, 2017. Reference should be made to the full text of the Committee Bay Report, which is available electronically under the Company’s profile page on SEDAR at www.sedar.com, as the Committee Bay Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Committee Bay Report is the only current NI 43-101 compliant technical report with respect to the Committee Bay Project and supersedes all previous technical reports. In addition, the following disclosure provides updates to the Committee Bay Report based off of exploration and drilling completed at the Committee Bay Project since the date of the Committee Bay Report. All information of a scientific or technical nature contained below and provided after the date of the Committee Bay Report has been reviewed and approved by Michael Henrichsen, the Company’s Senior Vice President, Exploration, and a qualified person for the purposes of NI 43-101.

Protect Description, Location and Access

The Committee Bay Project is located in the eastern part of the Kitikmeot Region of Nunavut, approximately 430 km northwest of the town of Rankin Inlet, Nunavut. The Committee Bay Project is only accessible by air, either from Rankin Inlet or Yellowknife, Northwest Territories (“NWT”). The Committee Bay Project is located approximately 430 km northwest of Rankin Inlet, Nunavut. Access to Rankin Inlet is achieved via regularly scheduled commercial flights from Yellowknife, NWT; Winnipeg, Manitoba; and Ottawa, Ontario. Rankin Inlet and Baker Lake are serviced seasonally by barge and ship. The hamlets of Baker Lake, Naujaat (Repulse Bay), Gjoa Haven, Taloyoak, and Kugaaruk (Pelly Bay) are accessible by scheduled commercial flights.

At the Three Bluffs camp site, Hayes Camp, an esker airstrip is accessible by Twin Otter fixed-wing aircraft on oversized tires from June through early September. Parts of the Hayes River area are accessible to float-equipped fixed-wing aircraft by late June. Fixed-wing and helicopter charters may be arranged either from Rankin Inlet or from Yellowknife. In order to facilitate the mobilization of large quantities of equipment and supplies for exploration programs, a 5,000 ft airstrip (ice-strip) is constructed each spring on Sandspit Lake at Hayes Camp.

Nature and Extent of Title to or Interest in the Committee Bay Project

As of the effective date of the Committee Bay Report, the Committee Bay Project consists of three non-contiguous blocks totalling 44 Crown leases, 274 claims and one sub-surface exploration agreement covering Inuit owned land totalling approximately 427,978 ha. The leases, claims and the sub-surface exploration agreement are in good standing. Applications are pending for an additional 13 leases totalling approximately 13,714.5 ha.

On March 20, 2015, the Company announced that it had entered into a definitive joint venture agreement with North Country Gold Corp. (“North Country”) whereby the Company could earn a 51% interest in North Country’s Committee Bay Project by incurring $6 million in expenditures over a 30-month period. Of that amount, $500,000 was a firm commitment to be spent within 12 months. Fury Gold also agreed to buy 10 million North Country shares at a price of $0.05 each as part of a non-brokered private placement.

On June 30, 2015, the Company announced that it had entered into a letter agreement with North Country whereby it would acquire all the North Country shares that it did not already own in exchange for 13.8 million common shares of the Company valued at approximately $20.4 million. Such common shares issued pursuant to the agreement constituted approximately 30.7% of the Company’s then-outstanding Common Shares. On September 25, 2015, the Company announced that it had completed the acquisition and that North Country had become a subsidiary of the Company.

Since the release of the Committee Bay Report, the Company has reduced its land position based on its evolving area of interest based on sound exploration efforts and as of the date of this AIF has 57 active Crown leases, four pending Crown leases and 187 mineral claims, comprising approximately 280,000 hectares.

Climate

The Committee Bay Project is located in the Wager Bay Plateau Ecoregion of the Northern Arctic Ecozone (Marshall and Schutt, 1999). This ecoregion is classified as having a low arctic ecoclimate. Summers are short and cold, with mean daily temperatures above freezing only in July and August. Snow cover usually lasts from September to June, but it can fall during any month. Most of the lakes are icebound until approximately mid-July. Precipitation is moderate throughout the year, but drifting of snow in the winter can result in considerable localized accumulations, particularly on the sides of hills. Fog is often a problem near the coast and at higher elevations particularly during the late spring to early summer and the fall months.

Existing Infrastructure

There is no permanent infrastructure at the Committee Bay Project. The Company maintains three camps to support seasonal exploration campaigns in various portions of the Committee Bay Project, namely the Hayes Camp (100 person capacity), the Bullion Camp (20 to 40 person capacity) and the Ingot Camp (10 person capacity). The Committee Bay Project also benefits from a 914 m, graded, esker airstrip at the Hayes Camp, a permitted, seasonally prepared 1,580 m winter ice airstrip, which is constructed on the adjacent Sandspit Lake, and 320m tundra airstrip at the Bullion Camp. A drill water system is maintained at the Three Bluffs site.

Since the release of the Committee Bay Report, the Company has reestablished a fourth camp, Crater Camp, which has a 20 to 40 person capacity.

History and Past Production

There has been no past production at the Committee Bay Project. Key historical events for the project are include: (i) in 1961 and 1967, mapping was done in the area by the Geological Survey of Canada (“GSC”); (ii) in 1970, King Resources Company conducted reconnaissance geological mapping and sampling in the Laughland Lake and Ellice Hills areas, with follow-up work including geophysics and detailed mapping, trenching, and sampling; (iii) in 1970, 1974, and 1976 Cominco Ltd. carried out reconnaissance and detailed geological mapping, ground geophysics, and sampling in the Hayes River area; (iv) in 1971, the Aquitaine Company conducted airborne electromagnetic (‘EM”) and magnetometer surveys; (v) from 1972 to 1977, detailed re-mapping of the area was done by the GSC; (vi) in 1979, Urangesellschaft Canada Ltd. carried out reconnaissance airborne radiometric surveys and prospecting for uranium in the Laughland Lake area; (vii) in 1986, Wollex carried out geological mapping and rock sampling in the West Laughland Lake area; (viii) in 1992, GSC conducted geological re-assessment of the mineral potential of the Prince Albert Group; (ix) in 1994, channel sampling carried out over the Three Bluffs area but the results were lost; (x) in 1996, Terraquest Ltd. conducted a high-resolution airborne magnetometer survey; (xi) from 1997 to 1998, P.H. Thompson Geological Consulting Ltd. conducted regional geological mapping in the Three Bluffs area; (xii) from 1999 to 2002: GSC conducted a multi-disciplinary study of the Committee Bay Greenstone Belt (“CBGB”); (xiii) from 1992 to 2012, Apex Geoscience Ltd. carried out prospecting, rock sampling, gridding, airborne and ground geophysics, geophysics, geological mapping, and reverse circulation and diamond drilling on several of the gold targets including Three Bluffs, Three Bluffs West, West Plains, Anuri, Inuk, Antler, and Hayes; and (xiv) from 2015 and 2016, Fury Gold completed a total of 95 RAB holes for approximately 13,045 m and seven diamond drill holes for approximately 3,715 m on the Committee Bay Project.

Geology and Mineralization

The Committee Bay Project area, situated in the Churchill Structural Province, is underlain by Archean and Proterozoic rocks and extensively covered by Quaternary glacial drift. It comprises three distinct Archean sub-domains (Prince Albert Group, Northern Migmatite, and Walker Lake Intrusive Complex).

The CBGB, which hosts the gold occurrences discussed in the Committee Bay Report, is composed of Prince Albert Group rocks. These are bounded by the wide, northeast-striking Slave-Chantrey mylonite belt to the northwest and by the Amer and Wager Bay shear zones to the south. Two major fault systems, the northeast-striking Kellet fault and the northwest-striking Hayes River fault, intersect the central portion of the CBGB and cut the Prince Albert Group rocks. Gold occurrences in the CBGB appear to be spatially related to the major shear systems and their sub-structures indicating the potential for the re-mobilization of mineral-bearing fluids along these structures.

The regional strike of rock units in the West Laughland Lake area is generally north but shows a degree of variability. Units, generally vertically dipping in much of the CBGB, have a more moderate to shallow dip at Four Hills. Rocks generally strike northeast from Four Hills east to the Committee Bay Project. In the Hayes River area, the east-striking Walker Lake shear zone is the dominant structure. Dips in the Hayes River area are generally sub-vertical and there is evidence of flexural shear and silicification along lithological contacts between iron formation and talc-actinolite schist (meta-komatiite). Rocks of the Curtis River area, approximately 120 km northeast of the Hayes River area, strike northeast and dip sub-vertically.

The iron formations that host the Three Bluffs, Antler, Hayes, and Ledge gold occurrences have unique lithological associations with their contact rocks and do not appear to be stratigraphically equivalent.

Three low, rounded, rusty outcrops, called West, Central, and East, comprise the Three Bluffs gold occurrence. Gold mineralization is hosted in gossanous, predominantly oxide, silicate, and sulphide facies iron formations. Iron formation thicknesses range from 25 m to 30 m at the West Bluff to 55 m at the Central Bluff. The Three Bluffs iron formation maintains a thickness of 10 m for a minimum strike length of 1.8 km and is at least 55 m thick for 700 m. The iron formations are poorly banded to massive with locally shared, quartz-veined intervals of up to 3 m near lithological contacts. Chlorite and epidote alteration indicates either lower amphibolite grade metamorphism (epidote-amphibolite facies) or the result of retrograde greenschist facies metamorphism associated with gold deposition. Local mineralization, composed of disseminated pyrite and pyrrhotite, can occupy up to 50% of the rock volume.

Exploration Status

2017 Exploration

The Three Bluffs deposit is at the mineral resource development stage. The remainder of the Committee Bay Project is at the early exploration stage.

During 2017, the Company announced the results from its Rotary Air Blast (“RAB”) drill program. The results received represent approximately 30,000 m across approximately 150 drill holes targeting areas away from the existing Three Bluffs deposit. Highlights from the drilling are as follows:

●
Aiviq prospect - 12.2 m of 4.7g/t Au (including 3.05 m of 18.09 g/t Au) intersected in an interpreted silicified shear zone;

●
Aarluk prospect - 4.57 m of 2.52 g/t gold was intersected in banded iron formation;

●
West Plains prospect - 9.15 m of 3.48g/t Au (including 6.1 m of 4.93 g/t Au), 9.15 m of 2.89g/t Au and 6.10 m of 2.54g/t Au (including 1.53 m of 7.48 g/t Au) all intersected in banded iron formation; and

●
Inuk prospect - 25 m of 1.15g/t Au (including 3.05 m of 4.13g/t Au) 400 m away from the historic intercept of 12.6 m of 16.04 g/t Au within sulphidized banded iron formation.

2018 Exploration

During 2018, the Company drilled approximately 10,000 m across several targets in the vicinity of the Three Bluffs deposit but away from known mineralization. Summarized results from this program are highlighted as follows:

●
Aiviq - 16 core and 7 RAB holes - The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 m of 1.54 g/t gold (including 6 m of 3.3 g/t gold) 4.5 m of 2.93/t Au, and 1.5 m of 8.95/t Au;

●
Kalulik - 8 RAB holes - The 2018 drill program at Kalulik identified two separate gold-bearing hydrothermal systems, 4 km apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 m at 0.4 g/t gold and 16.76 m at 0.45 g/t gold; and,

●
Aarluk - 7 RAB holes - At the Aarluk prospect the best intercept was 3.05 m of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

2019 Exploration

During 2019, the Company followed up on the results from its 2018 program by completing the following:

●
Machine Learning - A total of twelve new targets were generated through unbiased processing of existing exploration data. Two of the targets overlapped with the Company’s geologist derived targets adjacent to the Aiviq and Kalulik discoveries;

●
Drill Program - A 2,700 meter diamond drill program at the Committee Bay Project targeted a combination of both machine learning and traditional geologist generated targets and drilled a new gold-bearing system along the regional fault zone that hosts the Aiviq and Kalulik systems. These results include 30 m of 0.67 g/t gold, including 1.5 m of 5.03 g/t gold; and

●
IP Survey - A 27 line - kilometer induced polarization survey was conducted to identify both chargeability and conductivity targets along the Aiviq-Shamrock corridor.

Drilling

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six metres) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Global (“ALS”) Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Quality Assurance/Quality Control (“QA/QC”) programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Committee Bay Diamond Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision.

True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Committee Bay Grabs QA/QC Disclosure:

Approximately 1 to 2kg of material was collected for analysis and sent to ALS Lab in Vancouver, BC for preparation and analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2018 rock grab samples using internal standard samples, lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. Grab samples are selective in nature and cannot be consider as representative of the underlying mineralization.

Sampling, Analyses and Data Verification

Core arrives in camp at the end of each drill shift where geological technicians check and correct and downhole distance discrepancies. Technicians record core recovery, fracture density and orientation, magnetic susceptibility, and overall rock quality designation. Geological logging follows, comprising measurement and descriptions of geological units and the collection of semi- quantitative data such as the number of visible gold occurrences, volume percent sulphide minerals, volume percent of alteration minerals, volume percent vein quartz, etc. Sample intervals are then designated by the logging geologist focusing on sulphide bearing and/or silicified intervals that are well bracketed by apparently unmineralized rock. Protocols limit sampling intervals between 0.75 m and 1 m in length with a minimum length of 0.3 m and a maximum length of 1.5 m so long as geological boundaries were honoured.

Drill core is digitally photographed and core samples are marked for sawing. Sampling intervals, geological boundaries, and a “saw line” are marked by the logging geologist and the core is sawed in half longitudinally by technicians. One half of the core is placed in a sample bag with a uniquely numbered tag and secured with plastic cable ties. Each batch of 20 field samples contain a blank and one of four commercial certified reference materials. The remaining half core is returned to the core box for reference. The majority of the reference core remains on-site except for chosen intervals which are taken to Edmonton, Alberta for display purposes. Individual sample bags are placed inside a larger bag which is closed with a security seal for shipment to the laboratory.

Assaying procedures are generally similar to those used in 2003, with some minor modifications. The standard aliquot size was increased to 2AT (58.32 g) and the samples were all analyzed using FA with a gravimetric finish. Selected samples, containing visible gold or which assayed greater than 20 g/t Au, are re-analyzed using metallic screen fire assay that include twin 2AT gravimetric assays of the fine fraction. A pulp from each sample is sent for standard 30 element ICP analysis using a three-acid digestion

All the RAB and diamond drill core samples are analyzed at the ALS laboratory in Vancouver, BC, by fire assay of a 50 g sample followed by a gravimetric finish according to ALS lab code Au-GRA22 and by a multi-element inductively couple plasma atomic emission spectrometry or mass spectrometry (“ICP-AES/ICP-MS”) package following a four acid digestion of a one gram sample according to ALS lab code ME-MS61. Sample intervals with visible gold in core were assayed using a Screen Fire Assay method on a one kg sample according to ALS lab code Au-SCR24 where the entire sample is screened to 100 lm and firs assays are performed on a 50 g sample of <100 lm material and on the entire >100 lm material. The fire assay is calculated as a weighted average of the two fire assays.

In the opinion of Roscoe Postle Associates Inc. (“RPA”, formerly Scott Wilson Roscoe Postle Associates Inc.), the sample collection, preparation, analysis, transport, and security procedures at the Committee Bay Project are adequate for use in the estimation of mineral resources.

Mineral Processing and Metallurgical Testing

2003 Metallurgical Testing

Dawson Metallurgical Laboratories, Inc. of Salt Lake City, Utah, was commission in 2003 to conduct metallurgical tests on Three Bluffs mineralized material. Twelve drill core samples, eight high-grade and four low-grade, totaling approximately 20 kg were used. The mineralogical study reported the principal sulphide minerals as pyrrhotite with minor pyrite. No reference was made to any deleterious elements in the samples.

The test indicated that 92% gold recovery could be achieved with cyanidation but the presence of pyrrhotite would result in high cyanide consumption. RPA notes that these preliminary tests suggest gold at Three Bluffs can be recovered using conventional methods.

2008 Metallurgical Testing

Mineral processing testwork comprising exploratory gravity concentration, cyanide leaching, and froth flotation studies were undertaken by Process Research Associates Ltd. (“PRA”) under the guidance of RPA. The sample used was a 110 kg composite of drill core samples from the 2007 exploration program with an average estimated grade of 4.3 g/t Au and 7.5% S.

Additional gravity recovery testwork on Three Bluffs mineralization was performed by Knelson Research Technology Centre. An 18 kg sample, taken from a composite of coarse rejects sample material from 2007 drill core samples, was subjected to multi-pass testing utilizing a bench-scale enhanced gravity concentrator. The tests were designed to examine recovery trends for gold and gold-bearing sulphides.

Based on the composite sample tested it was expected that Three Bluffs mineralization could be processed by various standard beneficiation steps to recover approximately 93% of the gold. The limited metallurgical testwork conducted to date suggests that the gold can be recovered by conventional means, a combination of gravity and flotation followed by cyanide leaching of the concentrate. The metallurgical test results indicated that a combination of gravity and flotation followed by cyanide leaching of the concentrate is likely the most suitable processing option.

2009 Metallurgical Testing

Follow-up work at PRA was then undertaken in April 2009 to look specifically at a flowsheet consisting of gravity recovery followed by cyanidation. These results were reported by PRA on May 6, 2009

At a primary grind size P80 of 74 lm, gold was effectively extracted by gravity and flotation, with 96% of the gold recovered. In a single Locked-Cycle test, a gravity circuit recovery of 60.5% gold in 0.22% of mass, followed by a cleaner flotation recovery of 35.3% gold in 17.7% of the mass, was obtained. Thus an overall gold recovery of 95.8% in 17.9% of the mass was shown to be possible. Flotation recovery without gravity scalping was also reasonably successful.

Flotation concentrate was subjected to cyanide leach testwork. A total of eight concentrate leach tests were performed. A single whole ore cyanide leach test obtained 79.2% gold extraction after 48 hours and 94.6% after 72 hours.

Several issues were identified during metallurgical testing of samples, the largest issue lies with cyanide consumption. Cyanide consumption has been found to be extremely high at up to 0.2 kg/h, while leaching kinetics remain low. Another issue that has been identified is that gold bearing sulphides are not amenable to enhanced gravity separation, therefore batch concentration and not continuous gravity concentration should be utilized.

Based on the samples tested to date, Three Bluffs ore is generally considered to be relatively free-milling. Gravity concentration has been effective in recovering up to 60% of the gold. Much of the remaining gold can be effectively recovered by either flotation or cyanide leaching to produce an overall metallurgical recovery above 90%. RPA recommends further optimization and variability work on a greater variety of samples from the Three Bluffs property if further economic studies are conducted.

There has been no mineralogical processing and metallurgical testing since 2009.

Mineral Resource Estimates

The mineral resources at the Committee Bay Project are estimated to be approximately 2.07 million tonnes of indicated mineral resources grading 7.85 g/t Au, containing 524,000 ounces of gold, and 2.93 million tonnes of inferred mineral resources grading 7.64 g/t Au, containing 720,000 ounces of gold as of May 31, 2017. Compared to the previous mineral resource estimate prepared by RPA in 2013, the tonnage has decreased and the grades have increased due to a higher cut-off grade based on the current metal price, exchange rate, and operating cost assumptions. A bulk density of 3.15 t/m3 was applied for estimation of tonnage. This value was derived from a total of 6,426 density determinations carried out on drill core from a variety of locations in the deposit.

The estimate was carried out using a block model method constrained by wireframe grade shell models, with Inverse Distance Cubed (“ID3”) weighting. Two sets of wireframes and block models were employed: one contemplated open pit mining and the other, underground mining. The block model grade interpolations were checked by (i) an inspection of the interpolated block grades in plan and section views and comparison to the composite grades, and (ii) through a statistical comparison of global block and composite mean grades. Inspection of the block grades in plan and section indicates that the grade estimation honours the drill hole grades reasonably well.

RPA reported mineral resources at calculated cut-off grades of 3.0 g/t Au for open pit mining and 4.0 g/t Au for underground mining based on the following assumptions:

●
Gold Sale Price: US$1,200/oz;
●
Process Recovery 93%;
●
Open Pit Mining Cost C$10.00/t;
●
Underground Mining Cost C$70.00/t;
●
Process + G&A Costs C$75.00/t; and
●
Exchange Rate 1.25 US$/C$.

To fulfill the resource criteria of “reasonable prospects for eventual economic extraction”, a pit shell analysis was run on the 0.5 g/t Au model to determine how much of the deposit could potentially be extracted using open pit methods. The analysis was done using Whittle software with very preliminary assumptions for pit slopes, metallurgical recovery, prices, and costs.

For this mineral resource update, RPA used the preliminary pit shell that was optimized in 2013 using a different gold price and cost assumptions (listed below) than those used to calculate the updated cut-off grade. RPA considers this approach reasonable given that the pit shell used to report open pit resources is conceptual and the relative difference between the underground and open-pit resource cut-off grades is negligible.

The following cost assumptions were used:

●
Gold Sale Price: US$1,500/oz;
●
Overall Pit Slope Angles: 50°;
●
Process Recovery 93%;
●
Mining Cost US$10.00/t; and
●
Process + G&A Costs US$60.00/t

Blocks from the open pit model captured within this shell were considered eligible for reporting as open pit resources. The same pit shell was applied to the underground model, except that blocks from this model were included in the resource only if they were outside of the shell. The mineral resource estimate prepared by RPA is based on work by RPA conducted in 2013, and reflects the new cut-off grades based on updated metal price, exchange rate and operating costs as of May 31, 2017.

Mineral Resources as of May 31, 2017

Class	Type	Cut-off (g/t AU)	Tonnes (000 t)	Gold Grade (g/t Au)	Contained Gold (oz Au)
Indicated	Open Pit	3.0	1,760	7.72	437,000
Indicated	Underground	4.0	310	8.57	86,000
	Total		2,070	7.85	524,000
Inferred	Open Pit	3.0	590	7.57	144,000
Inferred	Underground	4.0	2,340	7.65	576,000
	Total		2,930	7.64	720,000
Notes:
1.
CIM definitions (2014) were followed for mineral resources.
2.
Mineral resources are estimated at cut-off grades of 3.0 g/t Au for open pit and 4.0 g/t Au for underground.
3.
Mineral resources are estimated using a long-term gold price of US$1,200 per ounce, and a US$/C$ exchange rate of 1:25.
4.
Nominal minimum mining widths of 5 m (open pit) and 2 m (underground) were used.
5.
Numbers may not add due to rounding.

Mineral Reserves

There are no mineral reserves on the Committee Bay Project.

Conclusions

The Committee Bay Project is located within the granite-greenstone rocks of the Archean Prince Albert group, a component of the Rae Domain within the Western Churchill Province. The Three Bluffs gold deposit is characterized by a thick interval of iron formation that appears to form the nose of an upright isoclinal antiform. The majority of the gold mineralization is hosted in silicate, oxide, and/or sulphide facies iron formation. Gold mineralization has also been identified in shear hosted quartz veins in sedimentary and volcanic rocks.

Drilling has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically. Project geologists have a good understanding of the regional, local, and deposit geology and controls on mineralization. The geological models are reasonable and plausible interpretations of the drill results.

Exploration protocols for drilling, sampling, analysis, security, and database management meet industry standard practices. The drill hole database was verified by RPA and is suitable for mineral resource estimation work.

The previous resource model prepared by RPA in April 2013 remains representative of the mineralization. There has been no new drilling in the immediate area of those resources. The cut-off grades were adjusted based on an updated metal price, exchange rate, and operating cost assumptions and the updated mineral resource was assigned a new effective date of May 31, 2017.

Mineral resources for the Three Bluffs deposit were estimated assuming combined open pit and underground mining methods. At cut-off grades of 3.0 g/t Au for open pit and 4.0 g/t Au for underground, indicated mineral resources are estimated to total 2.07 Mt at an average grade of 7.85 g/t Au containing 524,000 ounces gold. At the same cut-off grades, inferred mineral resources are estimated to total 2.93 Mt at an average grade of 7.64 g/t Au containing 720,000 ounces gold. The open pit mineral resources were constrained by a preliminary pit shell generated in Whittle software. Underground mineral resources are reported at the high cut-off grade outside of the pit shell.

The limited metallurgical testwork conducted so far suggests that the gold can be recovered by conventional means, such as a combination of gravity and flotation followed by cyanide leaching of the concentrate. In RPA’s opinion, however, additional metallurgical testwork is warranted.

The Committee Bay Project's covers virtually all of the Committee Bay supracrustal belt which hosts a regionally significant and highly prospective corridor for gold. Previous exploration on the Committee Bay Project did not effectively screen the large property holdings. The Company’s exploration strategy is both successful and cost effective. The Company’s work in 2015 and 2016, which covered approximately 85% of the current property holdings, was able to highlight 17 significant gold in till anomalies, several of which are located away from any previously known gold occurrences. There is good potential to discover additional mineralization and to add to the resource base on the property.

Recommendations

RPA has reviewed and concurs with the Company’s proposed exploration programs and budgets. Phase 1 of the recommended work program will include a desktop review of the 2015 and 2016 exploration results in an effort to define the most effective exploration program to determine the source of the recently identified 17 gold in till anomalies. The field portion of Phase 1 will consist of boulder mapping, detailed infill till sampling, and ground magnetics to identify the highest probability targets which will be immediately drill tested. In addition to the target follow-up, Phase 1 exploration should include the completion of the regional till sampling and drone programs over the remaining 15% of the CBGB.

The Phase 1 program is anticipated to include collection of 17,000 detailed infill till samples and 2,350 regional till samples and completion of 1,200 km2 of drone coverage and 25,000 m of RAB drilling. The Phase 1 program is estimated to cost approximately $20 million. Details of the recommended Phase I program can be found below.

Proposed Budget – Phase 1

Item	$
PHASE 1
Head Office Expenses	228,000
Project Management/Staff Cost	2,462,000
Expense Account/Staff Travel	1,771,000
Lease Payments	157,000
Till Sampling	685,000
Ground Magnetics	200,000
Drone Surveying	93,000
RAB Drilling	4,863,000
Assaying/Analyses	1,084,000
Camp Costs	650,000
Air Support	5,936,000
Subtotal	18,129,000
Contingency	1,813,000
TOTAL	19,942,000

A Phase 2 exploration program, contingent on the results of Phase 1, will mainly consist of drilling. Initially, all of the Three Bluffs drill core should be re-logged so that controls on mineralization can be better understood. Following that, 5,000 m to 10,000 m of exploration diamond drilling is proposed at Three Bluffs to test for the continuity of high grade mineralization at depth and along strike from the current deposit. In addition to the focused work at Three Bluffs, it is recommended that any significant RAB drill intersections from the Phase 1 program be followed up with additional RAB drilling and focused diamond drilling. It is also anticipated that additional targets will be identified during the completion of the regional program and these will have to be targeted using a systematic approach, which includes boulder mapping, detailed infill till sampling, and ground magnetics.

The Phase 2 exploration program is anticipated to include the completion of both diamond and RAB drilling, along with the collection of surface samples. The recommended Phase 2 program is estimated to cost between $20 million and $25 million. Details of the recommended Phase 2 program can be found below.

Proposed Budget – Phase 2

Item	$
PHASE 2
Head Office Expenses	250,000
Project Management/Staff Cost	2,500,000
Expense Account/Staff Travel	1,800,000
Lease Payments	157,000
Till Sampling	500,000
RAB Drilling	2,000,000
Diamond Drilling	6,000,000
Assaying/Analyses	1,000,000
Resource Estimate Update	65,000
Metallurgical Testwork	100,000
Air Support	6,000,000
Camp Costs	700,000
Subtotal	21,172,000
Contingency	2,117,000
TOTAL	23,289,000

Since the publication of the Committee Bay Report, the Company has expended approximately $29 million on exploration costs under these recommendations (as discussed above). This work included an extensive regional and infill till geochemical campaign, an aerial imagery drone survey and over 40,000 m of drilling discussed above. The Company views that the results from this exploration further support conclusions drawn in the Committee Bay Report and do not represent a material change to the Committee Bay Project. The Company intends to continue its exploration in accordance with these recommendations with the continued testing of regional drill targets and expansion drilling at the Three Bluffs deposit.

HOMESTAKE RIDGE PROJECT

The following disclosure relating to the Homestake Ridge Project is based on information derived from the NI 43-101 compliant amended and restated technical report entitled “Technical Report, Updated mineral resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project, Skeena Mining Division, British Columbia” dated effective May 29, 2020, and amended and restated on June 24, 2020, prepared by Paul Chamois, P.Geo, Philip Geusebroek, P.Geo., Mary Mioska, P.Eng., and David M. R. Stone, P.Eng. (the “Homestake Ridge Report”, and together with the Eau Claire Report and the Committee Bay Report, the “Technical Reports”), which amended and restated the technical report entitled “Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia” dated September 29, 2017 with an effective date of September 1, 2017. Reference should be made to the full text of the Homestake Ridge Report, which is available electronically under the Company’s profile page on SEDAR at www.sedar.com, as the Homestake Ridge Report contains additional assumptions, qualifications, references, reliances and procedures which are not fully described herein. The Homestake Ridge Report is the only current NI 43-101 compliant technical report with respect to the Homestake Ridge Project and supersedes all previous technical reports. In addition, the following disclosure provides updates to the Homestake Ridge Report based off of exploration and drilling completed at the Homestake Ridge Project since the date of the Homestake Ridge Report. All information of a scientific or technical nature contained below and provided after the date of the Homestake Ridge Report has been reviewed and approved by Michael Henrichson, P.Geo, the Company’s Vice President, Exploration and a qualified person for the purposes of NI 43-101.

Project Description, Location and Access

The Homestake Ridge Project covers 7,484.37 ha and is located approximately 32 km southeast of Stewart, BC, and approximately 32 km north-northwest of the tidewater communities of Alice Arm and Kitsault, BC. The property is located within NTS 1:50,000 scale topographic map 102/P13. It is centered at approximately 55° 45’ 12.6” N latitude and 129° 34’ 39.8” W longitude on Terrain Resource Integrated Management maps 103P072 and 103P073 and lies within Zone 9 of the UTM projection using the NAD83 datum.

Access to the Homestake Ridge Project from the town of Kitsault is by boat/barge to the community of Alice Arm. From there, an upgraded tractor trail follows an old railway bed for a distance of 32 km into the area of the past producing Dolly Varden silver mine, approximately 4 km from the southern boundary of the Homestake Ridge Project. From there, overgrown mule trails lead to the historic workings of the Vanguard and Homestake areas of the Homestake Ridge Project. In the absence of upgraded road access, the site is only accessible by helicopters that are available for charter from either Prince Rupert, Terrace, or Stewart.

Nature and Extent of Title to or Interest in the Homestake Ridge Project

Homestake Resource Corporation, a wholly-owned subsidiary of the Company, holds a 100% interest in the Homestake Ridge Project, subject to various royalty interests on certain claims held by vendors, with some claims requiring annual royalty payments.

The Homestake Ridge Project comprises four non-contiguous blocks consisting of seven Crown granted claims covering 96/712 ha and 37 mineral claims covering 7,484.37 ha in the Skeena Mining Division. The Crown grants include surface rights, while the mineral claims do not include surface rights. There are no holding costs or work expenditure requirements for the Crown grants other than roughly $300 per year in property taxes. The mineral claims are subject to a minimum work requirement of: (i) $5 per hectare for anniversary years 1 and 2; (ii) $10 per hectare for anniversary years 3 and 4; (iii) $15 per hectare for anniversary years 5 and 6; and (iv) $20 per hectare for subsequent anniversary years.

Climate

Climate in the area is transitional, with moderately wet to dry, warm summers, and cool, wet winters. The area is classified as Oceanic or Marine West Coast and is characterized by moderately cool summers and mild winters with a narrower annual range of temperatures compared to sites of similar latitude. The property is reported to be covered in snow from late September to late June. The ground is generally frozen throughout winter and breakout occurs between early March and late May. Precipitation and heavy fog often impact airborne access to the Homestake Ridge Project.

Local Resources

The Homestake Ridge Project is located roughly 32 km north of the historic mining towns of Kitsault and Alice Arm. Both towns are ghost towns, with few residents and no services.

Stewart, with a population of 400 (2016 census) is located 240 km, by road, from Kitsault. Stewart is well serviced, with trained labour with mining expertise, and hosts a deep-sea port used for shipping mineral ores and concentrate from other mines. Concentrates and other bulk supplies, such as fuel, could be barged between Alice Arm and Stewart, an ocean distance of 225 km.

Kitwanga is 180 km by road from Kitsault and lies on the Canadian National Railway mainline and Trans-Canada Highway 16. Kitwanga also has a shipping centre for mineral ores and concentrate. Mining is supported by local communities and, historically, companies have been able to form productive joint venture partnerships with local First Nations.

Labour and supplies for the Homestake Ridge Project can be brought in from Terrace, which lies 185 km to the south, along Highway 113. Terrace has a population of 11,643 (2016 census) and hosts wide range of supplies, services, and trained labour. Terrace is serviced by three air carriers with daily scheduled flights.

Existing Infrastructure

There is no permanent infrastructure at the Homestake Ridge Project. The site is remote from any local grid power supply, water supply and direct highway access.

History

Claims were first staked by the Homestake group between 1914 and 1917 and, in 1918, the claims were bonded to the Mineral Claims Development Company (“MCDC”). MCDC was reorganized into the Homestake Mining and Development Company in 1921.

The Homestake Ridge Project comprises two areas of historic exploration. The Homestake and the Vanguard groups have been tested by past explorers starting in the early 1900s after the discoveries at Anyox and in the Stewart region. Claims were first staked at the Homestake group between 1914 and 1917. In 1925, the original claims were given “Crown Grant” status.

In 1939, the property was optioned by British Lion Mines Ltd. British Lion Mines Ltd. conducted extensive trenching and excavated two (Smith and Myberg) adits, shipping eight tonnes of selected ore that returned 1,120 g Au, 1,617 g Ag, 63.5 kg Pb, 303 kg Zn and 599 kg Cu from the Homestake group of claims. This is the only known production from the property.

In 1947, a cross-cut adit was begun on the Nero claim (operator unknown) that formed part of the Vanguard group. Work continued until the early 1950s when the claims were abandoned.

In 1966, Canex Aerial Exploration Ltd. undertook a program of prospecting, geochemical sampling, electromagnetic surveying, and chip sampling in the Vanguard area. In 1967, Amax Exploration conducted and extended examination of the Vanguard group but did not return.

In 1979, Newmont Exploration of Canada Ltd. optioned part of the property, which excluded the original Homestake and Vanguard claims and targeted near surface massive sulphides. Newmont Exploration of Canada Ltd. terminated the option in late 1980. Caulfield Resources Ltd. explored the Vanguard group in 1981, but no subsequent work was done.

Homeridge Resources Ltd. optioned the property in 1984, but no work was done. The claims were allowed to lapse in 1986, were re-staked and optioned to Cambria Resources Ltd., which completed geological mapping, lithogeochemical sampling, trenching and 4.3 line km of IP and resistivity surveys.

The ground was optioned to Noranda Exploration Company Limited. Between 1989 and 1991, Noranda Exploration Company Limited consolidated ground by optioning more area including the Cambria, Homestake, and Vanguard claims. Geological mapping and geophysical surveys were conducted and twelve diamond drill holes were cored for a total of 1,450.05 m.

Teck Resources Limited acquired the current Homestake Ridge Project in 2000 via option agreements and staking. From 2000 to 2002, Teck Resources Limited conducted geochemical and geological surveys, trenching, and drilling for volcanogenic massive sulphide deposits.

Homestake (formally Bravo Venture Group) optioned the property from Teck Resources Limited in 2003. Homestake’s work, prior to 2009, consisted of the compilation of historic data, the performance of geochemical and geophysical surveys, geological mapping, and the drilling of 27,289 m in 120 NQ2 and BTW diamond drill holes. In 2007, Homestake released a NI 43-101 compliant mineral resource estimate at a 0.5 g/t AuEq cut-off grade which totalled 11.9 Mt in the inferred mineral resource category grading 2.36 g/t Au, 15.0 g/t Ag, and 0.11% Cu.

From 2008 to 2009, Homestake resumed diamond drilling and was successful in confirming the known mineralized zones as well as discovering the HS Zone located approximately 700 m to the southeast of the Homestake Main Zone (“HM Zone”) deposit.

In 2010, RPA prepared an updated NI 43-101 compliant mineral resource estimate for the Homestake Ridge Project at a 3 g/t AuEq cut-off grade which totalled 888,000 t in the indicated category grading 6.69 g/t Au, 47.2 g/t Ag and 0.15% Cu and 2.34 Mt in the inferred category grading 4.62 g/t Au, 106 g/t Ag and 0.13% Cu.

From 2010 to 2012, Homestake completed additional surface exploration including further mapping, soil and rock sampling, 13.54 line km of IP surveying, and diamond drilling resulting in the identification of new exploration targets and the significant expansion of mineral resources estimate on the Homestake Ridge Project.

In April of 2011, Homestake announced the results of an updated mineral resource estimate at the HS Zone by RPA, which resulted in a significant increase in the inferred resources of the previous estimate. The reported resource at a 3.0 g/t AuEq cut-off grade totalled 888,000 tin the indicated category grading 6.69 g/t Au, 47.2 g/t Ag and 4.1 Mt in the inferred category grading 4.62 g/t Au, 103 g/t Ag.

In 2011 a new discovery was made 800 m to the southwest of, and parallel to, the HM Zone and HS Zone deposits. This area, known as the South Reef Zone (“SR Zone”) target was tested by three holes with all three intersecting +30 g/t Au mineralization.

During 2012, Homestake completed two phases of drilling focused on the delineation and extension of the SR Zone target. The second phase of drilling was funded by Agnico Eagle Mines Limited as part of an option agreement (see below). The 2012 drilling was successful in identifying an approximate 250 m strike by 250 m down dip before ending in, or being offset by, a major fault structure. Mineralization is open along the strike to the northwest. Other targets remain on the property.

Agnico Eagle Mines Limited optioned the property from Homestake in 2012. From 2013 to 2014, Agnico Eagle Mines Limited completed exploration consisting of prospecting, reconnaissance geological mapping, soil sampling, a limited amount of ground geophysical (magnetics and IP) surveying and diamond drilling consisting of 16 holes totaling approximately 6,525 m. The drilling suggested that the Slide Zone is concordant with the HM Zone and HS Zone and trends north northwesterly and dips steeply to the northeast. The option was subsequently terminated.

Geological Setting, Mineralization and Deposit Types

The Homestake Ridge Project is located within a lobe of Upper Triassic to Middle Jurassic strata exposed along the western edge of the Bowser Basin within the Stikinia Terrane of the Intermontane Belt. Stikinia formed in the Pacific Ocean during Carboniferous to Early Jurassic (320 Ma to 190 Ma) and collided with North America during the Middle Jurassic.

The Homestake Ridge Project occurs within the metallogenic region known as the Stewart Complex. Described as the contact of the eastern Coast Plutonic Complex with the west-central margin of the successor Bowser Basin, the Stewart Complex ranges from Middle Triassic to Quaternary in age and is comprised of sedimentary, volcanic and metamorphic rocks. The Homestake Ridge Project covers the transition between the sedimentary and volcanic rocks of the Upper Triassic to Lower Jurassic Stuhini Group, a complex sequence of Lower to Middle Jurassic sedimentary, volcanic and intrusive rocks of the Hazelton Group and sedimentary rocks of the Upper to Middle Jurassic Bowser Lake Group.

The Lower Hazelton rocks comprise fine-grained to feldspar-hornblende phyric volcanic and volcaniclastic rocks of andesite to latite/trachyte composition and may include some phases of hypabyssal monzonite. This lower stratigraphy of the Hazelton Group extends along the length of the Homestake Ridge Project from the HM Zone to the Vanguard Copper showings and is the host rock and footwall sequences to the three known mineral deposits, the HM Zone, the HS Zone and the SR Zone, as well as numerous other showings.

The cessation of Hazelton volcanism and continued sub-basin development resulted in a rapid facies changes into calcareous sandstones, grits, and conglomerates progressing upwards to thinly laminated and alternating beds of black graphitic and pyritic mudstones and light grey siltstones or very fine-grained sandstones (possible “pyjama beds”) correlated to the Salmon River formation.

In the northern part of the property at the headwaters of Homestake Creek, rhyolitic volcanic rocks occur at the base of the Salmon River sediments. The eastern part of the property is dominated by the Middle to Upper Jurassic Bowser Basin Group which conformably overlies the thin bedded graphitic argillites of the Salmon River formation.

Structure on the property largely reflects northeast-southwest compression that has continued from the Jurassic to present day. Recent drilling and mapping suggest that the local stratigraphy has undergone several deformation events including uplift and local extension of the Stuhini and lower Hazelton stratigraphy. Large northeast trending ankerite bearing faults have been mapped and related to Tertiary east-west extension.

The three main zones of the Homestake Ridge Project deposit are the HM Zone, HS Zone and SR Zone.

The HM Zone is the more copper-rich of the zones, with both gold-rich and silver-rich variants and an apparent trend of increasing copper grade with depth. Grades for gold typically range from 0.1 g/t Au to 2 g/t Au with some intercepts measuring into the hundreds of grams per tonne and averaged at 7.75 g/t Au. Silver grades are generally in the 1.0 g/t Ag to 100 g/t Ag range but can be as high as hundreds and even thousands of grams per tonne. The average silver grade in the HM zone is 68.6 g/t Ag. Copper grades vary from parts per million to several %, with mean grades observed to increase significantly with depth.

The HS Zone, located approximately 0.5 km southeast of HM Zone, contains very little copper, and is relatively higher in silver content. Silver grades at the HS Zone average 154 g/t Ag. Gold grades at the HS Zone typically range up to several g/t Au and averaged 3.5 g/t Au in the samples contained within the interpreted zone boundaries. Copper content is comparatively low, however, geochemically significant, and generally measures between 10 ppm Cu and 500 ppm Cu.

The SR Zone is comprised of two narrow sub-parallel tabular bodies which strike at approximately 120° to 130° and dip 70°NE to 80°NE. To date, only twelve holes have intersected significant mineralization, as such characterization of the structure and grades is preliminary. Silver grades at the SR Zone average 5.8 g/t Ag in the vein samples. This is offset by high gold values, which average 5.9 g/t Au.

The Homestake deposits are commonly vertically zoned from a base metal poor Au-Ag-rich top to an Ag-rich base metal zone over a vertical range of 250 m to 350 m.

Exploration

Since acquiring the Homestake Ridge Project in late 2016, the Company has completed extensive exploration across the property to advance additional targets to the drill ready stage. During the rock and soil sampling programs, the Company obtained representative samples of mineralization on the property. There are no known factors that may have resulted in sample bias.

Rock Sampling

A total of 274 rock samples (channel, chip and grab) were collected from the central Homestake Ridge Project claim block during the 2017 and 2019 exploration programs.

A large proportion of the 2017 rock samples collected were located along ridges with gossanous outcrop, targeting a potential northern extension of the HM Zone deposit. Additional samples were collected around historic mineral occurrences near the HM Zone and the SR Zone.

The majority of the 2019 rock samples were collected in a grid fashion at the Kombi target where recent recession of glaciers exposed large tracts of rock without soil developed or deposited on top. Rock samples were generally selected based on favorable lithology and mineralization. Highly anomalous results in gold, silver and base metals were returned from all areas of the property.

Highly anomalous results in gold, silver and base metals were returned from all areas of the property. Notably from Kombi, a sample of quartz veined rhyolite with trace pyrite returned 0.22 g/t Au with 4.11 g/t Ag. From the Bria target area a sample collected from a quartz carbonate vein retuned 6.3 g/t Au with 1.37 g/t Ag. Sampling at the KNHSR target returned up to 1.35 g/t Au, 62.1 g/t Ag, 1.66% Cu and 20.3% Zn from a sulphide bearing quartz carbonate vein.

Soil Sampling

During the 2017 and 2019 exploration programs, a total of 1,032 Ah horizon and 2,997 B-C-Talus soil samples were collected from the Homestake Ridge Project property. Soil sampling was completed in order to expand upon historic soil coverage as well as to ensure a consistent medium was sampled for levelling purposes.

The Homestake Ridge Project mineralization trends to the southeast and projects to an area covered by younger Salmon River sediments and are estimated to be 50 to 100 m thick. To detect mineralization below the Salmon River sediments, an ultra-trace geochemical analysis method was used on samples collected from the Ah organic soil horizon.

Anomalous Ah horizon soil samples suggest a northwestern extension to the HS Zone. Additionally, anomalous Ah horizon soil samples correlate well with the South Reef mineralized zone and suggest a southeastern extension. Anomalous talus fines samples suggest a northwestern extension to the South Reef main zone, which coincides with the northwestern direction of plunging high-grade mineralization that remains undrilled demonstrating the highly prospective nature of this corridor.

B-C soil sampling at regional targets, Bria, Kombi and KNHSR1 returned highly anomalous values in precious and base metals which required additional follow-up work. B-C soil samples at Bria and KNHSR target areas returned peak values of 1.05 and 0.283 ppm Au respectively. At KNHSR a coincident silver anomaly occurs with the gold anomaly with a peak value of 13.8 ppm Ag. Anomalous silver values were also returned from the southern portion of the Kombi soil grid with a peak value of 5.7 ppm Ag. Spotty arsenic and molybdenum anomalies are present at all three target areas.

Induced Polarization Survey

During 2017, 17.5-line km of Induced Polarization (“IP”) ground geophysical surveying was completed using a pole-dipole array with 50 m dipole spacing. The 2017 survey data was combined with the 2013 IP data and depth slices from both the resistivity and chargeability were used to create 3D inversion models. The 3D inversions were used in conjunction with drill hole logging to reinterpret the geological setting of the Homestake Ridge Project and confirmed the apparent extensional regime and graben geometry.

Re-log of Historic Drill Core

The relog program was designed to evaluate criteria not previously captured as part of historic logging including identifying fluid flow characteristics, mineralization, and fluid chemistry evaluation through short wave infrared analysis. This data was then used to refine the geological model of the HM Zone, the HS Zone, the SR Zone and the Slide Zone. The relog was very effective at identifying the variables which correspond to mineralization. The correlation of faults and mineralization lead to the model of down dropped blocks with fault bound lower contacts as conduits for mineralization. It is possible the faults have been reactivated causing the offsets seen in mineralization throughout the deposit.

Geochronological Study

Five geochronology samples were collected to help constrain the crystallization age of intrusions and establish the age of a rhyolite tuff (Hazelton or Salmon River) using Uranium-Lead (U-Pb) Laser ablation techniques. Galena Pb-isotopes were used to establish ages for mineralization within mineralized veins.

Summary of Geochronology Results
Sample ID	Claim	Easting	Northing	Method	Age Determined
17JLO-12	Bravo N7	472931	6186238	U-Pb Zircon	55.62+/-0.65 Ma
17JLO-15	Bravo N6	470067	6185453	U/Pb Zircon	43.64+/-0.42Ma
17JLO-16	Bravo N7	472654	6188308	U/Pb Zircon	196.5 +/- 1.3 Ma
17JLO-11	Bravo N7	473130	6186212	Ar-Ar Step Heating	57.3+/-1.10 Ma (Plateau Age)
W725899	Bravo N7	473108	6186248	Galena Pb Isotopes	Tertiary

Airborne Geophysics

During 2019, the Company completed a 558 In-km Versatile Time Domain magnetic and electromagnetic survey flown by Geotech Airborne Geophysical Surveys. The survey was flown over two distinct blocks covering the newly identified Bria target area as well as the southern KN HSR 1 mineral claim. Conductive features identified from the electromagnetics data have helped to refine the geometry of several intrusive bodies throughout the Homestake Ridge Project property, most notable at Kombi where the mineralization identified to date is associated with and hosted within intrusive rocks.

Drilling

Historical Drilling

Historical drilling on the Homestake Ridge Project property is summarized below.

Historical Drilling
Years	Company	Zones Drilled	Number of Holes Drilled	Metres Drilled
1964-1979	Dwight Collision	Lucky Strike (Homestake)	7	58.2
1989-1991	Noranda Exploration	Homestake & Vanguard	12	1,450.05
2000	Teck Cominco	All Zones	21	4,374.6
2003-2012	Bravo Ventures (Homestake Resources)	All Zones	252	71,026
2013-2014	Agnico Eagle	Exploration & Slide Zone	16	6,525

During 2017, the Company completed a total of 37 drill holes totaling 14,850 m targeting large stepouts along the on the HM Zone and HS Zone structures. An additional six drill holes totaling 2,482 m were completed in 2018 on the SR Zone target. Drilling was contracted to Cyr Drilling International Ltd. from Winnipeg, Manitoba.

The locations of drill hole pads were initially marked using a handheld GPS instrument and the azimuth of the holes was established by compass. The attitude of the hole with depth was determined using a DeviShot instrument manufactured by Devico AS in single shot mode with readings taken by the drillers. Drill core was subsequently place in wooden core boxes and transported by helicopter to the camp where the core was carefully reconstructed in a secure core facility. The core was descriptively logged and marked for sampling by Company geologists paying particular attention to lithology, structure, alteration, veining/brecciation, and sulphide mineralization. Logging and sampling information was entered into the GeoSpark core software package supplied by GeoSpark Consulting Inc. (2017) and MX Deposit cloud-based core logging application by MINALYTIX INC. (2018) which allowed for the integration of the data into the project acQuire database.

Drilling Methodology and Sample Analysis

Core recovery for the Company drill holes was generally very good to excellent, allowing for representative samples to be taken and accurate analyses to be performed. All holes were continuously sawn and sampled in 2 m samples regardless of geological contacts. QA/QC samples were introduced into the sample stream at a rate of 1 in 20 for both blank samples and Certified Reference Material samples. Once all core in the hole has been sampled, sample bags are aligned in sequential order and checked for errors and to ensure no samples have been missed. Individual core samples are paced in rice bags, sealed using numbered zip ties and immediately transported to the warehouse in Smithers, BC. From Smithers, the samples are trucked to the ALS sample preparation facility in either Terrace or Vancouver, BC.

In Terrace and/or Vancouver, the samples are logged into ALS’s sample tracking system, dried and fine crushed to better than 90% passing 2 mm. The sample is then split using a riffle splitter and a 250 g portion is pulverized to better than 85 % passing 75 lm (ALS Sample Preparation Code Prep-33D). The pulverized samples were the forwarded to ALS’s analytical facility in Vancouver for analysis.

In Vancouver, each sample was assayed for gold and analyzed for a multi-element suite. Gold was determined by fire assay on a 30 g sample with an Atomic Absorption Spectroscopy (“AAS”) finish (ALS Code Au-AA23). Samples assaying greater than 5 g/t Au were re-assayed with a gravimetric finish (ALS Code Au-Grav21). A one-gram sample of pulverized material was analysed for a 48-element suite, including silver and copper, by Inductively coupled plasma mass spectrometry (“ICP-MS”) after a four-acid digestion (ALS Code ME-MS61). Samples yielding analyses of silver greater than 100 ppm were re-analyzed by Hydrochloric acid leach with AAS finish after a three-acid digestion (ALS Code Ag-OG62). Thirty grams of material yielding analyses of silver greater than 1500 ppm were fire assayed with a gravimetric finish (ALS Code Ag-Grav21).

The Homestake Ridge Report qualified persons did not note any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results. In the opinion of the Homestake Ridge Report's Qualified Persons, the assaying programs were completed at certified commercial laboratories and a reasonable practical level of sample security has been maintained throughout all of the drill programs.

Sampling, Analysis and Data Verification

The Homestake Ridge Project has conducted surface grab, chip, and soil sampling, plus diamond drilling on the Homestake Ridge Project area. A total of 417 grab and chip samples were taken from outcrops and old excavations. A total of 847 soil samples were collected at 25 m to 50 m intervals along a series of lines spaced from 100 m to 200 m apart in the 2004, 2011, and 2012 exploration programs. Soil samples were collected from the B-horizon, where possible, and placed in Kraft paper bags.

Rock samples were placed in sample bags, tagged and sealed with zip bags. Samples are then secured in a locked facility until they were transported by a local freight to the assay laboratory.

Drill core was delivered to the logging facility by helicopter where it was inspected by logging geologists and subjected to a quick log. The drill core comprehensive logging logged for lithology, mineralization, type and intensity of alteration, vein mineralogy and component percentage, breccia intensity, fracture intensity and structural components such as faults, fractures, contacts, bedding, cleavage (primary and secondary), and veining, measured relative to the core axis. Geotechnical logging included recovery, RQD and, occasionally, bulk density. Drill core samples were given unique identifiers from a three-part tag system. The core was cut in half longitudinally using a diamond saw, with half of the core being send for analysis and half being part of the permanent record. Samples were secured in a locked facility until they were transported by local freight to the assay laboratory. All of the drill core was transported to Prince Rupert and placed in a storage facility where it was reviewed periodically by Homestake Ridge Project geologists. The Homestake Ridge Report qualified persons confirmed the drill core was transported, handled and stored in a safe and secure manner.

Mineral Processing and Metallurgical Testing

The following outlines the results of the most recent metallurgical testwork relevant to the proposed metallurgical flowsheet for processing the Homestake Ridge Project mineralization.

Base Metal Laboratories 2016

The process parameters adopted for this study were based on Base Metal Laboratories in a 2016 test program that focused on a hybrid of sulphide flotation and cyanide leaching to maximize the recovery of precious metals. Duplicate head cuts were taken from each composite and assayed for Au, Ag, Cu, Pb, Zn and Fe. The HM Zone composite had a measured head feed of 4.62 g/t Au and 6 g/t Ag and represented the copper dominant part of the HM Zone deposit. The Silver composite had a measured head feed of 7.76 g/t Au and 198 g/t Ag and was much higher in Ag, Pb and Zn than the HM Zone deposit.

The primary grinding was conducted in a mild steel rod mill using mild steel grinding charge. A kg test charge was used for each test. Gravity concentration was conducted using a Knelson gravity concentrator with a 100 g bowl. The HM Zone composite recovered approximately 21% of the gold in the feed into a concentrate grading 83 g/t Au. The HS Zone composite showed more promise, gold in the feed was 28% recovered into a gravity concentrate grading approximately 249 g/Au, on average.

Flotation was conducted with a Denver D12 flotation machine. A total of three rougher flotation tests were completed on each of the HM Zone composite and the HS Zone composite. During the HM Zone composite rougher flotation testing, selective flotation conditions applied to recover copper to a concentrate were mostly successful. Copper recoveries of between 85% and 90% can be achieved at rougher mass recoveries of 6% to 10%. For either grind size, gold recovery was about 95% to concentrates at 30% mass recovery. Similarly, the silver metallurgical performance data indicates that at 30% mass recovery, silver was about 90% recovered into concentrates.

During the HS Zone composite rougher floatation testing, lead recovery to the lead rougher concentrate reached a maximum of 80%. There was a limited amount of testing to investigate zinc metallurgical performance. Zinc was about 25% recovered to the lead rougher concentrate and 60% recovered to the zinc rougher concentrate. The finer primary grind size had better initial gold recovery at low concentrate mass recovery. As the concentrate mass recovery was increased to more than 20%, however, there was little effect on gold recovery. Total gold recovery to all concentrates was 95% at 20% mass recovery. The effect of primary grind on silver was inconclusive. Overall total silver recovery to all concentrates ranged between 90% and 95% at 20% mass recovery.

Batch cleaner floatation testing was also conduction at the HM Zone composite, with selective flotation conditions employed to suppress pyrite during copper flotation by using a low dosage of cyanide (5 g/t) and a collector selective against pyrite. The test results showed that copper in the feed was 70% recovered into concentrates grading up to 28% copper. Test indicated that the grade and recovery of gold and silver were reduced when gravity was utilized. The batch cleaner testing for the HS Zone utilized selective conditions to recover a lead concentrate. The inclusion of gravity concentration into the process resulted in poorer lead, gold, and silver grade and recovery performance. Deportment of these metals to the gravity concentrate was the cause of the poor flotation performance. Without gravity concentration included in the process, lead was about 65% recovered into a concentrate grading 30% lead.

To maximize the gold and silver extraction from the project, the pyrite concentrate and cleaner tailings streams were leached with relatively high cyanide dosage. For the HM Zone composite, leaching of the pyrite concentrate and copper cleaner tailings without gravity indicated that extraction was 73% and 57% for gold and silver, respectively. The HS Zone composite demonstrated better leach performance. Indicated gold and silver leach performances on concentrates without gravity were on average 80 percent and 65% for gold and silver, respectively. Cyanide consumption was typical of concentrate leaching, averaging about 4.4 kg/t of leach feed. Lime consumption averaged about 0.4 kg/t of leach feed. The results achieved were relatively good, but there is considerable scope for improving the performance.

Ore Sorting

A 2012 investigation by Tomra Sorting Solutions evaluated the amenability of the Homestake Ridge Project mineralization to ore sorting. There were 136 samples were submitted from various locations at the project site, and were subjected to:

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Dual energy X-Ray Transmission sorting (“DEXRT”);

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Conductivity/magnetic susceptibility sorting (“EM”);

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Near infra-red spectroscopy sorting (“NIR”);

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Visible spectrum optical sorting (“Optical”); and

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X-Ray Fluorescence Spectroscopy sorting (“XRF-S”).

The results showed that DEXRT sorting showed good promise, with recoveries approaching a perfect recovery curve at a 65% mass pull containing 99% of the payable metal. The same favorable results were also obtained on DEXRT sorting of concentrates. The XRF-S showed some promise, especially with long exposure times. However, as the exposure time is reduced the precision of the sorting is greatly reduced. The samples did not show any upgrading with the EM, NIR or optical sorting. These Homestake Ridge Project minerals do not appear to be amenable to sorting with these technologies.

Qualified Persons Opinion

The qualified person for this disclosure are satisfied that the metallurgical sampling upon which the above results are based are representative of the major styles of mineralization hosted in the HM Zone deposit.

Mineral Resource Estimates

Overview

The Homestake Ridge Report is based on updated mineral resource estimates (the “2019 Mineral Resource Estimates”) for the Homestake Ridge Project that were prepared in-house by the Company and audited by RPA using block models constrained by new wireframe models. Grades for gold, silver, copper, lead, arsenic and antimony were estimated into the blocks using ID3 weighting. Two block models, one for the HM Zone and HS Zone, and another for the SR Zone, were created using Leapfrog Geo Edge software (“Leapfrog”). The wireframe models were constructed in Leapfrog by Fury Gold personnel. These wireframes include new drilling completed by Fury Gold during the 2017 to 2018 field season at the SR Zone and the 2017 to 2018 core re-logging data focused on logging fluid pathway features. The classification criteria used for the mineral resource classification was the CIM (2014) definitions. See “Resource Category (Classification) Definitions” above for applicable mineral resource classification.

The 2019 Mineral Resource Estimates were developed using a revised geological model based on a complete re-log of the deposits that defined the geometry of breccia bodies and vein arrays that were successfully traced both laterally and vertically within the deposits. These resulting geometries provided additional confidence in tracing high-grade mineralization within the deposits. The resource remains open for expansion at depth and along strike.

The 2019 Mineral Resource Estimates demonstrate higher grades with a decrease in tonnes as compared to the previous mineral resource estimates dated September 1, 2017 (detailed in Amended 2017 Homestake Ridge Technical Report) (the “2017 Mineral Resource Estimates”) with overall metal content largely unchanged. The 2019 Mineral Resource Estimates are summarized below.

The financial evaluation utilizes a discounted cashflow model to determine the after-tax NPV, payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (IRR) for the project. Annual cashflow projections were estimated over the life of the mine based on the estimates of capital expenditures and production cost and sales revenue. The sales revenue is based on the production of concentrates and gold/silver bullion. The estimates of capital expenditures and site production costs have been developed specifically for this project and have been presented in earlier sections of this report.

The cashflow model is based on base case metal prices and exchange rates that are flat throughout the mine life. The model does not account for any escalation, inflation, or reductions in operating costs, metal prices, or smelter costs over the life of the mine.

2019 Mineral Resource Estimates

The 2019 Mineral Resource Estimates RPA audit focused on the HM Zone and the HS Zone, since they represent the vast majority of the mineral resource tonnage, and the methodology for the SR Zone model is similar.

There are 377 drill holes and trenches in the mineral resource database, 43 of which were drilled since the 2017 Mineral Resource Estimates, which were performed by RPA in 2013 and updated in 2017. Records from 270 drill holes were used for mineralized zone modelling. Of these, only 202 holes intersect interpreted zones used in the 2019 Mineral Resource Estimates. Sample lengths within mineralized zones range from 0.15 m to 3.3 m. The RPA’s qualified personnel reviewed the methods and procedures used by Fury Gold to general the mineral resource database, sampling, analysis and data entry and found the work for be suitable for 2019 Mineral Resource Estimates.

Wireframe models of the mineralized zones were constructed in Leapfrog using a nominal 2.3 g/t AuEq cut-off grade over a minimum horizontal width of 2.0 m. Fury Gold constructed low grade envelopes (at a nominal 0.1 g/t AuEq cut-off grade) in Leapfrog to capture some of the remnant assays, and then set the remaining blocks to zero grade. These low grade envelope solids were solely made to allow for some grade in dilution where appropriate. The RPA’s qualified personnel reviewed the Leapfrog models and are of the opinion that they are better corelated as compared to previous estimates.

The Company performed capping on individual veins (domains) based on composite histograms and probability plots. The RPA qualified personnel reviewed the Company’s capping levels and performed its own independent capping checks on both assays and composites and found the capping levels to be generally reasonable.

No high yield restriction (“HYR”) was performed on the mineral resource model. Compositing and capping were done separately ‘on the fly’ for each ID3 or ordinary kriging estimator, rather than using one Leapfrog composite table for all the estimators. This procedure has the benefit of allowing flexibility in changes during grade estimation, at the cost of having one composite table for all the zones for validation purposes. Compositing is performed inside Leapfrog to a nominal 2 m length, with the remaining subsample length in each zone distributed equally between the intercept composites.

The Company carried out variogram analyses on the normal score transformed composited samples for gold, silver, and copper in the databases for the HM Zone and gold and silver for the HS Zone. There were not enough composites in the SR Zone to generate meaningful variograms. The variogram model ranges for silver and copper are significantly larger than those for gold.

As most modelled mineralized zones are undulating, the Leapfrog variable search orientation approach was chosen using modelled mineralized veins for input orientations so that variable orientation searches vary according to the local orientations of the mineralization. The Homestake Ridge Report's Qualified Persons reviewed the variable orientation methodology and noted that the block grades were being interpolated along the vein boundaries as intended, however, this produced the effect of “striping” the grade in parallel trends along vein orientations away from assays. The Homestake Ridge Report's Qualified Persons recommend that Fury Gold review the methodology in future mineral resource estimates to determine whether the effect is desirable, and if not, then consider using full-width composites given the drill spacing and the narrow thickness of the veins. They do not anticipate that this modification would have a material impact on the mineral resource estimate.

Bulk density measurements collected by Fury Gold field personnel were used to estimate the densities for each of the zones. Density measurements were taken using a water immersion method on intact pieces of drill core.

Fury Gold prepared two mineral resource block models using Leapfrog: one for the HM Zone and the HS Zone, and one for the SR Zone. All were arrays of blocks measuring 5 m x 5 m x 5 m and further subdivided where needed to 0.5 m x 0.5 m x 0.5 m in order to better model boundaries within the model space.

The cut-off grade was applied using AuEq values calculated from the interpolated grade of each block and assumed metal prices, mill recoveries, and smelter terms:

Metal prices:

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Silver – US$20/oz
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Gold – US$1,300/oz
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Copper – US$2.50/lb

Mill recoveries:

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Silver – 88.0%
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Gold – 92.0%
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Copper – 87.5%

C$:US$ Exchange Rate:1.2:1

The AuEq calculation included provisions for treatment charges, refining costs, and transportation. Metallurgical recoveries were based on testwork completed by Homestake. It was assumed that the mill process would comprise conventional grinding, gravity separation, and flotation. Two mill circuits were contemplated, one producing a copper concentrate and the other a bulk concentrate. The copper circuit would treat only copper-rich material, which was defined in the model as anything with a grade of 0.1% Cu or higher. Separate estimates of the AuEq for each of the copper and bulk concentrates were derived. Multipliers were derived for estimation of the NSR for each unit (i.e. g/t or percent) of metal in the resource blocks which were then converted to AuEq. For the copper-rich blocks these multipliers were as follows:

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Silver – US$0.62 per g/t Ag
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Gold – US$42.79 per g/t Au
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Copper – US$42.82 per percent Cu

For the copper-poor portion, the multipliers were:

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Silver – US$0.56 per g/t Ag
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Gold – US$39.26 per g/t Au

The AuEq value was assigned to the blocks by dividing the NSR total by the gold factor. A cut-off of 2.0 g/t AuEq was used to select blocks to be included in the mineral resources. This cut-off was derived from the Homestake Ridge Report's Qualified Persons’ experiences with similar projects. These assumptions relevant to the 2019 Mineral Resource Estimates were reviewed by the Homestake Ridge Report's Qualified Persons and they confirmed the assumptions to be reasonably made. The Company validated the block models using the following methods:

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visual comparisons of drill holes and estimated block grades;
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statistical comparison of mean composite grades and block model grades; and
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examining swath plots of the block grades estimated by ID3 and block grades estimated using the NN method.

The block grades were observed to honour the local composite grades reasonably well.

Mineral Resource Reporting

Mineral resources were estimated considering a potential underground mining scenario. At a cut-off grade of 2.0 g/t gold equivalent (“AuEq”), indicated mineral resources were estimated to total 0.736 million tonnes (Mt) at average grades of 7.02 g/t Au, 74.8 g/t Ag, and 0.18 % Cu. At the same cut-off grade, inferred mineral resources were estimated to total 5.545 Mt at average grades of 4.58 g/t Au, 100.0 g/t Ag, and 0.13 % Cu.

The 2019 Mineral Resource Estimates for the Homestake Ridge Project are summarized in below. A comparison between the current 2019 Mineral Resource Estimates and the 2017 mineral resources Estimates is provided below.

Mineral Resources – Effective Date: December 31, 2019

Classification and Zone	Tonnes (Mt)	Average Grade				Contained Metal
		Gold	Silver	Copper	Lead	Gold	Silver	Copper	Lead
		(g/t)	(g/t)	(%)	(%)	(oz)	(Moz)	(Mlb)	(Mlb)
Indicated
HM	0.736	7.02	74.8	0.18	0.077	165,993	1.8	2.87	1.25
Total Indicated	0.736	7.02	74.8	0.18	0.077	165,993	1.8	2.87	1.25

Inferred
HM	1.747	6.33	35.9	0.35	0.107	355,553	2.0	13.32	4.14
HS	3.354	3.13	146.0	0.03	0.178	337,013	15.7	2.19	13.20
HR	0.445	8.68	4.9	0.04	0.001	124,153	0.1	0.36	0.00
Total Inferred	5.545	4.58	100.0	0.13	0.142	816,719	17.8	15.87	17.34
Notes:
1.
CIM Definition Standards dated May 10, 2014 (CIM (2014) definitions), as incorporated by reference in NI 43-101, were followed for mineral resource estimation.
2.
Mineral resources are estimated at a cut-off grade of 2.0 g/t AuEq.
3.
AuEq values were calculated using a long-term gold price of US$1,300 per ounce, silver price at US$20 per ounce, and copper price at US$2.50 per pound and a US$/C$ exchange rate of 1.2. The AuEq calculation included provisions for metallurgical recoveries, treatment charges, refining costs, and transportation.
4.
Bulk density ranges from 2.69 t/m3to 3.03 t/m3depending on the domain.
5.
Differences may occur in totals due to rounding.
6.
The qualified person responsible for this mineral resource estimate is Philip A. Geusebroek of RPA, now part of SLR Consulting Ltd.
7.
The reader is cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.
8.
HM = Homestake Main Zone, HS = Homestake Silver Zone, and SR = South Reef Zone.

A significant increase in the indicated mineral resources, along with a decrease in inferred mineral resources can be noted. Overall metal contents have decreased in the inferred mineral resource category, despite increases in average metal grades. Metal content in the Indicated category has increased in conjunction with gold and silver grades.

The 2019 Mineral Resource Estimates were influenced by a number of factors, which had fairly wide-ranging impacts. Some influencing factors resulted in increased grades at the expense of tonnage, while others had the opposite effect. The principal factors driving the observed changes to the mineral resource estimates are as follows:

●
a change in the mineralized zone modelling approach.
●
utilization of a variable search method for grade estimation.
●
additional drilling in the SR Zone.

The drill holes added at the SR Zone since the 2017 Mineral Resource Estimates resulted in an increase in tonnage and reduction of gold grade in the SR Zone, which produced a net decrease in overall gold content at SR Zone.

The changes to the mineralized zone modelling approach resulted in less fragmented wireframe models. Similarly, changes to the modelling of mineralization in the HS Zone resulted in removing some of the isolated wireframe fragments of a limited number of high grade intercepts, by integrating them into more continuous mineralized zones. The overall effect of these changes was a net reduction in tonnage and an increase in average metal grades, with a moderate net negative impact to metal content at HS Zone.

Mineral Reserves

There are no mineral reserves at the Homestake Ridge Project.

Mine Plan

The Homestake Ridge Report includes a mine plane for the Homestake Ridge Project. The Homestake Ridge Report envisions a 900 tonne per day underground mining operation spanning a 13-year mine life based on a mine plan using a gold price of US$1,300/oz. Mining would commence in the larger HM Zone first, followed by the HS Zone around year six and finally the SR Zone. The material would be treated in a conventional crushing, grinding and flotation plant to produce a copper concentrate, a lead/zinc concentrate and finally Au-Ag dore from cyanide leaching of regrind tailings.

The Homestake Ridge Report mine plan and production schedule were generated with Deswik Stope Optimizer software on the basis of the undated block model and resource wireframes supplied by Fury Gold. The principal mining method was longhole open stopping in a longitudinal direction, with a minimum mining width of 2.5 m. A mining cutoff grade of 3.5 gpt gold-equivalent was used to define the stope outlines. The resulting mine production schedule consists of 2.87 M stope tonnes and 0.55 M mineralized development tonnes for a total of 3.42 Mt grading 5.41 gpt Au, 84.31 gpt Ag, 0.13 % Cu and 0.12 % Pb. The nominal mining rate is 900 tonnes per day (“tpd”) for an overall mine life of 13 years.

The mine development will be accomplished by mechanized trackless equipment. The mine plan includes a combined 10 km of ramps in the three deposits, 12 km of level access, and another 22 km of ore drives primarily in mineralized material. The mine plan includes the following mine services: (i) 1,433 m of vertical raises for ventilation; (ii) compressed air; (iii) non-potable water for industrial uses and for the underground, such as drilling; (iv) hydrogeological studies and estimates of groundwater infiltration into the mine, and suitable mine dewatering infrastructure; (v) electrical power; and (vi) vertical raises to serve as secondary emergency egress and infrastructure for emergency refuge.

Processing and Recovery

Processing of the Homestake Ridge Project mineralization will be complicated by the difference in metal contents across the 3 principal deposits. The HM Zone mineralization is high in copper, low in lead, and moderate in zinc. The HS Zone and the SR Zone mineralization has low copper grades. The HS Zone has relatively low gold grades but high lead, zinc, and silver grades. The SR Zone is essentially just gold with a minor amount of copper.

The mine plan focuses on an optimal process strategy consisting of crushing and grinding, followed by gravity recovery of a gold concentrate, then selective flotation to produce base metal concentrates (one for copper and one for lead/zinc) and finally regrinding and flotation to produce a pyrite concentrate. Cyanide leaching of the pyrite concentrate would be used to produce doré bars.

Roughly 81% of the gross metal value at the Homestake Ridge Project is gold, another 14% is silver, and just over 4% is the base metals content. Value realization of the Homestake Ridge Project deposits is dependent on recovery of precious metals rather than base metals. The distribution of metals at the Homestake Ridge Project are detailed below.

Metals Distribution at Homestake Ridge
Zone	Au	Ag	Cu	Pb
HM	57.6%	27.6%	88.5%	35.0%
HS	26.4%	72.0%	9.1%	65.0%
SR	16.0%	0.4%	2.4%	0.1%

Capital Costs

The pre-production capital cost have been estimated at US$88.4 million (CAD$126.3 million) including all direct and indirect costs. The mine plan is based on contractor owned and operated equipment and manpower. A contingency of 15 % has been applied to all direct facility costs. Sustaining costs have been estimated at US$85.8 million after a US$3.5 million credit for the end-of-mine salvage.

Operating costs were developed from unit rate costs and benchmark costs for projects of a similar size and scope. The all-in operating costs have been estimated at US$89.40 per tonne milled.

The economic analysis was carried out using standard discounted cashflow modelling techniques. The production and capital estimates were estimated on an annual basis for the life of mine.

Applicable royalties were applied along with current Federal and Provincial taxes and incorporated into the cashflow model. The economic analysis was carried out on a 100 % project basis. Given the location and relatively uncomplicated nature of the project, the Base Case uses a 5 % discount factor in arriving at the project Net Present Value (“NPV”). Standard payback calculation methodology was also utilized.

The project generates a Before-Tax cashflow of U.S.$277 million (U.S.$184 million After-Tax) over 13 years or roughly U.S.$21 million in free cashflow per year as shown below.

Financial Indicators
	Pre-Tax	After Tax
NPV @ 0% (US$ M)	277.82	183.99
NPV @ 5% US$ M)	170.18	108.09
NPV @ 7% (US$ M)	140.04	86.73
IRR%	30.1%	23.6%
Payback (mo)	34	36

As required by NI 43-101, the author cautions the reader that the Homestake Ridge Report is preliminary in nature, that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Conclusions

The Homestake Ridge Project is located within the prolific Iskut-Stewart-Kitsault Belt which hosts several precious and base metal mineral deposits. Diverse mineralization styles include stratabound sulphide zones, stratabound silica-rich zones, sulphide veins, and disseminated or stockwork sulphides. Mineralization is related to Early Jurassic feldspar-hornblende-phyric sub-volcanic intrusions and felsic volcanism and commonly occurs with zones of pyrite-sericite alteration. Numerous genetic models can be proposed for the area and local deposits present a broad range of characteristics.

This Homestake Ridge Report includes an updated 2019 Mineral Resource Estimate that is based on additional drilling conducted by the Company, re-logging of historic cores, and a re-interpretation of the geological model and resource wireframes. This resulted in an 18% increase in indicated mineral resources and a 23.5% reduction in inferred mineral resources when compared to the 2017 Mineral Resource Estimates. The combined impact of the re-interpreted resource wireframes is an overall reduction in tonnes, an increase in metal grades for gold, silver and copper, and an overall reduction in contained metal.

The Homestake Ridge Report qualified persons are of the opinion that the methods and procedures of the 2019 Mineral Resource Estimates used by Fury Gold are reasonable and acceptable. The Homestake Ridge Report qualified persons are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the 2019 Mineral Resource Estimates.

Based on a review of the mineral resource model and documentation provided, The Homestake Ridge Report qualified persons offer the following conclusions:

●
The grade estimate is reasonable, and the model is suitable to report mineral resources.
●
The mineral resource model has been improved as compared to the previous estimates.
●
Capping levels are generally reasonable.

●
The sub-block size is small at 0.5 m. The Homestake Ridge Report's Qualified Persons understand that this block size is used to honour volumes in narrow domains, however, engineering may have challenges when running the model through the stope optimizer.
●
The drill and sample database appears to be well organized and administrated.
●
Much of the volume of the vein sets does not meet the 2 m nominal horizontal width cut-off. Fury Gold notes that the mineralized volume still generally meets a grade by true width (GT) value of 4.0 (2.00 g/t AuEq * 2.0 m horizontal thickness).
●
Assay certificate verification results were excellent, with no errors identified.
●
Drill collars are placed on (LiDAR-based) topography, except for several holes located away from the modelled zones.
●
QA/QC procedures and results for the Homestake Ridge Project are sufficient to support mineral resource estimation.
●
Density measurement methodology and coverage are appropriate for the deposit.
●
The deposit is adequately drilled to support interpretation of the vein solids in each zone.
●
Correlation in some parts of the deposit appears ambiguous. Choosing the alternate interpretation in these areas, however, would not likely result in marked differences in volume.

Recommendations

The Homestake Ridge Report's Qualified Persons are of the opinion that the Homestake Ridge Project requires further study in the following areas:

●
Investigating HYR as a precaution for smearing high grade assays and consider using HYR as more drilling is completed;
●
building a set of minimum width vein solids in future models to facilitate classification and mine planning;
●
a significant program of resource drilling is needed to upgrade the current inferred mineral resources to a measured mineral resource or indicated mineral resource classification;
●
a number of geotechnical studies are required to advance the project, with the most critical being a comprehensive geotechnical assessment of ground conditions at the of earth of the 3 deposits;
●
preliminary environmental testwork has been carried out to determine the acid generating potential of the waste rock and tailings, but additional work is required to expand the scope to include all of the major rock types from each of the 3 deposits;
●
baseline environmental monitoring will be needed for any permit submittals to advance the project;
●
surface runoff from melting glaciers and rainfall will need to be assessed in a site wide water balance as the project likely will produce more water than it can consume;
●
advancement of the metallurgical testwork, and further optimization of the flowsheet; and
●
update the 2012 Knight Piesold students on electric power and, in particular, the potential for installation of a small run-of-river mini hydro.

The proposed budget for the work programs listed is about US$35 million as broken down below.

Proposed Budget – Future Work Tasks and Budget (US$)

Task	Scope	Budget (US$)
Resource Infill Drilling	120-140 km of drilling ● Sampling ● Assays	30,000,000
Metallurgical Drilling/Samples	Large diameter core	500,000
Geotechnical Studies	Geotechnical drilling Geotechnical analysis	250,000 150,000
Environmental Testing	Tailings Waste Rock	150,000
Groundwater Studies	Monitoring Wells Aquifer/Packet Tests	150,000
Surface Water Hydrology	Stream Gauges Site Water Balance	250,000
Metallurgical Testing	Additional Testing	500,000
Power Sources	Update 2012 Study	50,000
Pre-Feasibility Study	Consultants Report	3,000,000
TOTAL BUDGET		35,000,000

RISK FACTORS

An investment in securities of Fury Gold involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of Fury Gold considers the following risks to be most significant for potential investors in Fury Gold, but such risks do not necessarily comprise all those associated with an investment in Fury Gold. Additional risks and uncertainties not currently known to management of Fury Gold may also have an adverse effect on Fury Gold’s business. If any of these risks actually occur, Fury Gold’s business, financial condition, capital resources, results of operations and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when assessing risks related to Fury Gold’s business.

Exploration Activities May Not Be Successful

Exploration for, and development of, mineral properties is speculative and involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, to complete a feasibility study and to construct mining and processing facilities at a site for extracting gold or other metals from ore. Fury Gold cannot ensure that its future exploration programs will result in profitable commercial mining operations.

Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain adequate machinery, equipment and/or labour are some of the risks involved in mineral exploration activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration expertise.

The Company has implemented safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts as it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically. Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. There have been no feasibility studies conducted in order to derive estimates of capital and operating costs including, among others, anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold or copper from the ore, and anticipated environmental and regulatory compliance costs.

Substantial expenditures are required to establish mineral resources and mineral reserves through drilling and development and for mining and processing facilities and infrastructure. No assurances can be given that mineral will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. There is also no assurance that even if commercial quantities of ore are discovered, that the properties will be brought into commercial production or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices and timely completion of any development plan. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company’s mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a “going concern”.

Moreover, advancing any of the Company’s exploration properties into a revenue generating property, will require the construction and operation of mines, processing plants and related infrastructure, the development of which includes various risks associated with establishing new mining operations, including:

●
the timing and costs, which can be considerable, of the construction of mining and processing facilities;
●
the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;
●
the availability and cost of appropriate smelting and refining arrangements;
●
the need to maintain necessary environmental and other governmental approvals and permits;
●
the availability of funds to finance construction and development activities;
●
potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and
●
potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

It is possible that actual costs and economic returns of future mining operations may differ materially from Fury Gold’s best estimates. It is not unusual for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Commodity Price Fluctuations and Cycles

Resource exploration is significantly linked to the outlook for commodities. When the price of commodities being explored declines investor interest subsides and capital markets become very difficult. The price of commodities varies on a daily basis and there is no proven methodology for determining future prices. Price volatility could have dramatic effects on the results of operations and the ability of Fury Gold to execute its business plan. The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Fluctuations in supply and demand in various regions throughout the world are common. In recent years, mineral prices have fluctuated widely. Moreover, it is difficult to predict future mineral prices with any certainty. As Fury Gold’s business is in the exploration stage and as Fury Gold does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors. Fury Gold’s current projects are primarily exposed to gold prices but are also exposed to a lesser extent to silver and lead prices.

Gold prices specifically are historically subject to wide fluctuation and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchase or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

Additional Funding Requirements

Fury Gold’s business is in the exploration stage and the Company does not carry on production activities. As such, it will require additional financing to continue its operations. Fury Gold’s ability to secure additional financing and fund ongoing exploration will be affected by many factors, including the strength of the economy and other general economic factors. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. These instances of volatility and market turmoil could adversely impact Fury Gold’s operations and the trading price of the Common Shares. There can be no assurance that Fury Gold will be able to obtain adequate financing in the future, or that the terms of such financing will be favourable for further exploration and development of its projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration, drilling and/or development. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. These factors are ultimately beyond the control of Fury Gold and could have a material adverse effect on the Company’s financial condition and results of operations. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Future Issuances May Affect the Market Price of the Fury Gold Shares

In order to finance future operations, Fury Gold may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Fury Gold cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of Fury Gold’s securities will have on the market price of the Common Shares.

Mineral Resource Estimates

There is no certainty that any of the mineral resources on the Eau Claire Project, the Committee Bay Project, the Homestake Ridge Project or any other project with mineral resources will be advanced into mineral reserves. Until a deposit is actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only, and are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at any given time may vary significantly when new information becomes available. While Fury Gold believes that the Company’s estimates of mineral resources are well established and reflect management’s best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations, which may ultimately prove inaccurate.

The mineral resource estimates included herein have been determined and valued based on assumed future prices, cut-off grades and operating costs. Furthermore, fluctuations in gold and base or other precious metals prices, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revisions to such estimates. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

To date, the Company has not established mineral reserves on any of its mineral properties.

Property Commitments

Fury Gold’s mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by Fury Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Environmental Regulatory, Health & Safety Risks

Fury Gold’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain exploration industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in exploration of any of Fury Gold’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Although Fury Gold believes its operations are in compliance in all material respects with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take action which are adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’s ability to advance is projects and, as a result on its operations and financial performance.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company’s projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company’s personnel. Fury Gold respects and engages meaningfully with Indigenous and local communities at all of its operations. Fury Gold is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Fury Gold believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes. In addition, Fury Gold seeks to maintain its partnerships and relationships with local communities, including Indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders could become dissatisfied with its activities or the level of benefits provided, which could result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

Environmental Protection

All phases of the Company’s operations are subject to federal, provincial and local environmental laws and regulations. These laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Fury Gold has expanded significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates. Fury Gold’s exploration and drilling projects operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met. Failure to obtain such permits, licenses and approvals and/or meet any conditions set forth therein could have a material adverse effect on Fury Gold’s financial conditions or results of operations. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Although Fury Gold believes its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of Fury Gold to meet potentially stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Fury Gold cannot be certain that all environmental permits, licenses and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits, licenses and approvals are required and are not obtained, Fury Gold may be delayed or prohibited from proceeding with planned exploration or development of its projects, which would adversely affect Fury Gold’s business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Fury Gold’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Fury Gold’s operations. Such actions could have an adverse effect on Fury Gold’ ability to advance its projects and, as a result, on its financial position and results.

Climate Change

Fury Gold recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company’s operations and that related legislation is becoming more stringent.

Fury Gold is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company’s operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The Company’s operations in Nunavut and northern British Columbia are particularly impacted by extreme weather due to their remoteness. There may also be supply chain implications in getting supplies to the Company’s operations, including transportation issues. Fury Gold makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Moreover, governments are introducing climate change legislation and treaties at the international, national and local levels. Regulations relating to emission levels and energy efficiency are becoming more stringent, which may result in increased costs of compliance. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if current regulatory trends continue, this may result in increased costs at some or all of the Company’s operations. There is no assurance that such regulations will not have an adverse effect on the Company’s results of operations and financial condition.

Changes in Government Regulation

Changes in government regulations or the application thereof and the presence of unknown environmental hazards on any of Fury Gold’s mineral properties may result in significant unanticipated compliance and reclamation costs. Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Fury Gold.

Fury Gold may not be able to obtain all necessary licenses and permits that may be required to carry out exploration on any of its projects. Obtaining the necessary governmental permits is a complex, time consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

COVID-19 and Other Pandemics

The COVID-19 pandemic has significantly impacted health and economic conditions throughout Canada and globally. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as travel restrictions and bans, social distancing, quarantine or shelter-in-place directives, limitations on the size of gatherings and closures of non-essential businesses. These restrictions have disrupted and may continue to disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, increased unemployment, closure or restricted operating conditions for businesses, volatility in the global economy, instability in the credit and financial markets, labor shortages, regulatory recommendations to provide relief for impacted consumers, and disruption in supply chains.

Volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada. The spread of COVID-19 is currently having an adverse impact on the global economy, the severity and duration of which are difficult to predict, and has adversely affected and is expected that it may have further adverse effects on the Company’s financial performance, as well as the Company’s ability to successfully execute its operations and business strategies and initiatives. The risks to the Company of such public health crises also include certain impacts, restrictions and limitations on activities which may result in delays in bringing the Company’s mineral properties to commercial production on the expected timeline, potential for the impairment of the Company’s assets or write-downs in respect of the Company’s material properties, or any part thereof, and increased costs as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to the COVID-19 pandemic and issues relating to its resurgence, risks to employee health and safety, a slowdown or temporary suspension of, or other material limitations or restrictions on, the Company’s activities and operations in geographic locations impacted by an outbreak, including in Canada. At this point, the full extent to which the COVID-19 pandemic will or may impact the Company remains uncertain and these factors are beyond the Company’s control.

The extent to which the COVID-19 pandemic impacts the Company’s business, operations, and financial performance is highly uncertain and will depend on numerous evolving factors that we may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, including any economic recession resulting from the pandemic, the development of effective vaccines and treatments, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to the COVID-19 pandemic are expected to continue to pose risks to the Company’s business for the foreseeable future, may heighten many of the risks and uncertainties identified herein, and could have a material adverse impact on the Company’s business, operations or financial performance in a manner that is difficult to predict. These disruptions may include disruptions from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies from third parties upon which the Company relies, (iv) restrictions that governments impose to address the COVID-19 outbreak, and (v) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others (including shutdown of exploration activities at the Company’s properties). These disruptions may have a material adverse effect on the Company’s business, operations or financial performance.

Competitive Conditions

Fury Gold’s activities are directed towards exploration, evaluation and development of mineral deposits. The mineral exploration industry is competitive and Fury Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Fury Gold may not be able to acquire or retain prospective development projects, technical experts that can find, develop and mine such mineral properties and interests, workers to operate its mineral properties, and capital to finance exploration, development and future operations. The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects. If Fury Gold is unable to successfully compete in its industry it could have a material adverse effect on the Company’s results of operations and financial condition.

Political, Economic and Social Risks and Uncertainties

Fury Gold’s operations at the Committee Bay Project and the Homestake Ridge Project are located in Nunavut and northern British Columbia, respectively, and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties inherent in operating in such jurisdictions. Risks and uncertainties of operating in Nunavut and northern British Columbia may vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather. Moreover, Fury Gold’s operations at the Eau Claire Project are located within the James Bay region, which is subject to a modern treaty with the Cree Nation. The treaty identifies land use categories across the region and communities of interest within the Cree Nations which will be consulted with during development of mineral projects in the Eau Claire Project area.

Acquisitions May Not Be Successfully Integrated

Fury Gold undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks.

Fury Gold’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as: (i) a significant decline in the relevant metal price after Fury Gold commits to complete an acquisition on certain terms; (ii) the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; (iii) the potential disruption of Fury Gold’s ongoing business; (iv) the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fury Gold; (v) the failure to maintain uniform standards, controls, procedures and policies; (vi) the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and (vii) the potential unknown liabilities associated with acquired assets and businesses.

Moreover, the size of Fury Gold’s business and operations increased significantly following completion of the Transaction, in which it acquired the Eau Claire Project. Fury Gold’s future success depends, in part, upon its ability to manage this expanded business and operations, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations at the Eau Claire Project, and associated increased costs and complexity.

There can be no assurance that any assets or business acquired, including those acquired following the completion of the Transaction, will prove to be profitable or that Fury Gold will be able to integrate the required businesses successfully, which could slow Fury Gold’s rate of expansion and cause Fury Gold’s business, results of operations and financial condition to suffer. It could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Common Shares.

Further, Fury Gold may need additional capital to finance future acquisitions. There can be no assurance that such financing would be available, on favourable terms or at all. If Fury Gold obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If Fury Gold obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Changes in the Market Price of Common Shares

The Common Shares are listed on the TSX. The price of Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Fury Gold’s performance that may have an effect on the price of Common Shares and may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Fury Gold include: a reduction in analyst coverage by investment banks with research capabilities, a drop in trading volume and general market interest in Fury Gold’s securities, a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges could result in a delisting of the Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Fury Gold may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Properties May Be Subject to Defects in Title

Fury Gold has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Fury Gold’s detriment. There can also be no assurance that Fury Gold’s rights will not be challenged or impugned by third parties.

Some of Fury Gold’s mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Fury Gold mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Fury Gold has not determined which, if any, of the Fury Gold mineral claims is junior to a mineral claim held by a third party. Although Fury Gold is not aware of any existing title uncertainties with respect to any of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Specialized Skill and Knowledge

Various aspects of Fury Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. Fury Gold’s management team and Board provide much of the specialized skill and knowledge. Fury Gold also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that Fury Gold may experience delays and increased costs in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Dependence on Key Personnel

Fury Gold’s senior officers are critical to its success. In the event of the departure of a senior officer, Fury Gold believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as Fury Gold grows is critical to its success. The number of persons skilled in the acquisition, exploration of mining properties is limited and competition for such persons is intense. As Fury Gold’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If Fury Gold is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of Fury Gold.

Conflicts of Interest

Certain directors and officers of Fury Gold also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving Fury Gold will be made in accordance with their duties and obligations to deal fairly and in good faith with Fury Gold and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

Reliance on Contractors and Experts

In various aspects of its operations, Fury Gold relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production depends in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Fury Gold emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Fury Gold or otherwise operating on Fury Gold’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could adversely affect the Company’s operations and financial condition.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which Fury Gold may become subject could have a material adverse effect on Fury Gold’s business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Risks Relating to Statutory and Regulatory Compliance

Fury Gold’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Fury Gold has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which Fury Gold may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis or at all, or that such laws and regulations would not have an adverse effect on any project which Fury Gold may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Fury Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Fury Gold is not currently covered by any form of environmental liability insurance. See “– Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Fury Gold and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Fury Gold is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of Fury Gold, personal injury or death, environmental damage or, regarding the exploration activities of Fury Gold, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to Fury Gold. If Fury Gold is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which Fury Gold’s activities are subject will be available at all or at commercially reasonable premiums. Fury Gold is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on Fury Gold’s future cash flows, earnings, results of operations and financial condition.

Limited Business History and No History of Earnings

Fury Gold has no history of operating earnings. The likelihood of success of Fury Gold must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of its business. Fury Gold has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Fury Gold will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Claims by Investors Outside of Canada

Fury Gold is incorporated under the laws of British Columbia and its head office is located in Toronto, Ontario. All of Fury Gold’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of Fury Gold’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside of Canada against those persons or Fury Gold.

Dividend Policy

No dividends on the Common Shares have been paid by Fury Gold to date. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including Fury Gold’s operating results, financial conditions, development and growth, and current and anticipated cash needs.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Fury Gold’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

The Company documented and tested its internal controls over financial reporting during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal controls over financial reporting. For the year ended December 31, 2020, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934, as amended, and therefore is eligible to forego the requirements for independent assessment by the Company’s independent auditors of its internal controls over financial reporting under SOX.

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Cybersecurity Risks

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental date, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, works or other destructive or disruptive software, process breakdowns, denial of service attaches, or other malicious activities or any combination of the foregoing, or power outages, natural disasters, terrorist attacks or other similar events could result in damage to the Company’s property, equipment and date. These events also could result in significant expenditures to repair or replace damage property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology seems including personal and other data that could damage is reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses; however, in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for an disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the Company’s operations and financial results. There can be no assurances that these events and/or security breaches will not occur in the future or not have an adverse effect on the Company’s operations and financial results.

Company Perception

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived. Damage to Fury Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Flow-Through Shares

The Company issued Flow-Through Shares upon the exchange of the Subscription Receipts. Although the Company believes it has incurred, or intends to incur, exploration expenditures as contemplated by the Flow-Through Share subscription agreements, there is a risk that expenditures incurred by the Company may not qualify as “Canadian exploration expenditures” (“CEE”) , as such term is defined in the Income Tax Act (Canada) (the “Tax Act”), or that any such resource expenses incurred will be reduced by other events including failure to comply with the provisions of the Flow-Through Share subscription agreements or of applicable income tax legislation. No assurances can be given that the expenditures actually made will be in the amount or of the type which the Company intends to incur.

If the Company does not renounce to Flow-Through Share subscribers CEE within the prescribed time period, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company may need to indemnify such subscribers, on the terms included in the Flow-Through Share subscription agreements, for an amount equal to the amount of any tax payable or that may become payable under the Tax Act.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares in the capital of the Company (the “Preferred Shares”). As of the date of this AIF, 117,834,650 Common Shares and no Preferred Shares are issued and outstanding. In addition, as at the date of this AIF, there were 6,554,270 Common Shares issuable upon the exercise of outstanding share purchase options (“Options”), at a weighted average exercise price of $2.28, and 1,570,754 Common Shares issuable on exercise of legacy Eastmain options at a weighted average exercise price of $3.45. In addition, as of the date of this AIF there were 1,615,947 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants (“Warrants”), at a weighted average exercise price of $1.66.

Common Shares

Each Common Share entitles the holder to: (i) one vote at all meetings of shareholders (except meetings at which only holders of a specified class of shares are entitled to vote); (ii) receive, subject to the holders of another class of shares, any dividend declared by the Board; and (iii) receive, subject to the rights of the holders of another class of shares, the remaining property of Fury Gold on the liquidation, dissolution or winding up of Fury Gold, whether voluntary or involuntary, or for the purposes of a reorganization or otherwise or upon any distribution of capital, on a pro-rata basis. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares.

Preferred Shares

Preferred Shares may be issued from time to time in one or more series, and the Board may fix from time to time before such issue the number of Preferred Shares, the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. Preferred Shares generally rank in priority over Common Shares and any other shares ranking by their terms junior to the Preferred Shares as to dividends and return of capital upon, liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low sale prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE American on a monthly basis for the most recently completed fiscal year ended December 31, 2020.

Trading Price and Volume of Common Shares on the TSX

Date	High (CAD$)	Low (CAD$)	Volume
December 2020	1.95	1.65	5,995,473
November 2020	2.03	1.59	5,083,401
October 2020(1)	2.35	1.44	4,717,383
September 2020	2.89	2.42	1,361,754
August 2020	3.55	2.52	8,272,069
July 2020	3.29	2.56	13,663,896
June 2020	2.69	1.51	7,883,495
May 2020	1.94	1.43	5,592,110
April 2020	1.70	1.15	2,995,863
March 2020	1.73	1.00	2,277,440
February 2020	1.94	1.51	2,483,790
January 2020	1.90	1.59	2,587,628
Note:
1.
Effective October 8, 2020, in connection with the Transaction, the Company changed its named to Fury Gold Mines Limited. On October 9, 2020, the Common Shares were consolidated at a ratio of approximately 10 pre-consolidation Common Shares for each 6.76 post-consolidation Common Shares, such that the 111,340,434 pre-consolidation Common Shares were consolidated into 75,900,000 Common Shares. In addition, the ticker symbol for the Common Shares was changed from “AUG” to “FURY” on the TSX, effective October 13, 2020.

Trading Price and Volume of Common Shares on the NYSE American

Date	High (US$)	Low (US$)	Volume
December 2020	1.52	1.29	815,147
November 2020	1.55	1.2	875,238
October 2020(1)	3.7225	1.09	1,187,511
September 2020	3.2562	2.6494	604,999
August 2020	3.9371	2.8566	974,479
July 2020	3.6411	2.7826	1,484,854
June 2020	2.9158	1.6577	754,561
May 2020	2.087	1.5097	629,628
April 2020	1.8057	1.2285	313,397
March 2020	1.9093	1.0657	614,106
February 2020	2.1462	1.6725	377,644
January 2020	2.2202	1.8057	449,211
Note:
1.
Effective October 8, 2020, in connection with the Transaction, the Company changed its named to Fury Gold Mines Limited. On October 9, 2020, the Common Shares were consolidated at a ratio of approximately 10 pre-consolidation Common Shares for each 6.76 post-consolidation Common Shares, such that the 111,340,434 pre-consolidation Common Shares were consolidated into 75,900,000 Common Shares. In addition, the ticker symbol for the Common Shares was changed from “AUG” to “FURY” on the NYSE American, effective October 12, 2020.

Prior Sales

During its financial year ended December 31, 2020 and up until the date of this AIF, Fury Gold issued the following securities that were not listed or quoted on either the TSX or the NYSE American:

Date of Issuance	Number and Type of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
January 23,2020	337,571 Options	$0.86	Option Grant
March 6, 2020(1)	189,613 Warrants	$1.11	Warrant Grant
March 6, 2020(1)	35, 006 Options	$0.77	Option Grant
March 9, 2020(1)	222,577 Warrants	$1.11	Warrant Grant
April 1, 2020(1)	58,343 Options	$0.56	Option Grant
June 1, 2020	50,672 Options	$1.76	Option Grant
October 20, 2020	3,965,000 Options	$2.05	Option Grant
November 23, 2020	25,000 Options	$1.88	Option Grant
December 10, 2020	140,000 Options	$1.85	Option Grant
Note:
(1)
Issued by Eastmain. Following completion of the Transaction, exercisable for Common Shares.

  DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with Fury Gold, and principal occupation for the past five years of each of Fury Gold’s directors and executive officers, as well as the period during which each has been a director of Fury Gold. The following table also identifies the members of each committee of the Board.

The term of office of each director of Fury Gold expires at the annual general meeting of shareholders each year.

Directors and Executive Officers

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
IVAN BEBEK (4) Chair of the Board & Director British Columbia, Canada
Chair of the Board & Director of Fury Gold; Co- Chairman & Director of Torq Resources Inc. (“Torq”); Co-Founder, Co-Chair & Director of Tier One Silver; President, CEO, & Director of Sombrero Resources

November 2, 2009
MICHAEL TIMMINS(3) President, CEO & Director Ontario, Canada	Director , President and CEO of Fury Gold; Past VP of Corporate Development at Agnico Eagle Mines Ltd.	October 5, 2020
STEVE COOK(1) (3) (4) Director British Columbia, Canada
Director of Fury Gold; Director of Torq; Director of Lasalle Exploration; Practicing tax partner at law firm of Thorsteinssons LLP; Principal at SM Cook Legal Services Law Corporation; Past Director of Cayden; Past Director of Skeena Resources Ltd.; Past Director of SnipGold Corp.
October 28, 2013

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
JEFFREY MASON(1) (2) Director British Columbia, Canada
Director of Fury Gold; Director of Torq; Director of Great Panther Mining Limited; Past Director of Amarc Resources Ltd.; Past Director of Libero Copper Corporation (Formerly Libero Mining Corporation); Past Director of Hut 8 Mining Corp. (formerly Oriana Resources Corporation); Past Director of Red Eagle Mining Limited, Past Director and Chief Financial Officer of Nickel Creek Platinum Corp.(formerly Wellgreen Platinum Ltd.). The balance of Mr. Mason’s professional activities are spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.
February 7, 2019
MICHAEL HOFFMAN(2) (3) (4) Director Ontario, Canada	Director of Fury Gold; Director of Velocity Minerals; Director of 1911 Gold; Past Director of Eastmain; Past Director of Trevali Mining Corporation	October 9, 2020
FORRESTER A. CLARK(1) Director Massachusetts, United States
Director of Fury Gold; Mr. Clark has 23 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales.
March 16, 2021
ALISON SAGA WILLIAMS(2) (4) Director Ontario, Canada
Director of Fury Gold; Adjunct Professor at Osgoode Hall Law School; Elected Official for the Curve Lake First Nation. Principal of AS Williams Consulting firm, where the balance of Ms. Williams professional activities are spent working in Indigenous communities in government and corporate roles in the capacity of negotiations and governance, and as a strategic advisor.
October 5, 2020
LYNSEY SHERRY Chief Financial Officer Ontario, Canada	Chief Financial Officer of Fury Gold; Past VP, Controller, of Canada Goose Holdings Inc., VP, Controller, of Goldcorp Inc. (now Newmont Corporation).	N/A
MICHAEL HENRICHSEN SVP, Exploration British Columbia, Canada	SVP, Exploration, and Structural Geologist of Fury Gold; Director, President & Secretary of RV Mineral Exploration Consulting Ltd.; Past Structural Geologist at Newmont Mining Corp.	N/A

Name, Position and Province and Country of Residence	Principal Occupation During the Past Five Years	Director Since
BRYAN ATKINSON VP, Project Development Alberta, Canada	Vice President, Project Development of Fury Gold; Exploration Manager of Universal Mineral Services; Senior Geologist of APEX Geoscience Ltd.	N/A
SALISHA ILYAS VP, Investor Relations Ontario, Canada
Vice President , Investor Relations of Fury Gold; Past Founder and Principal Consultant of Target IR & Communications, a full-service investor relations; past Director of Professional Development at the Canadian Investor Relations Institute; IR and communications professional at LSE-listed Petra Diamonds Limited.
N/A
Notes:
(1)
Member of the Audit Committee.
(2)
Member of the Nominating, Compensation and Governance Committee.
(3)
Member of the Technical, Safety and Risk Management Committee.
(4)
Member of the Indigenous and Community Relations Committee.

As at the date of this AIF, Fury Gold’s directors and executive officers as a group, beneficially owned, directly and indirectly, or exercised control or direction over, a total of 5,533,147 Common Shares, being approximately 4.70% of Fury Gold’s issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF or within the last 10 years before the date of this AIF, no director or executive officer of Fury Gold was a director, chief executive officer or chief financial officer of any company (including Fury Gold), that:

(a)
was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)
was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no director or executive officer of Fury Gold, or a shareholder holding a sufficient number of securities of Fury Gold to affect materially the control of Fury Gold,

(a)
is, at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Fury Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)
has been subject to:

i.
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii.
any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Jeffery Mason was a director since March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director since September 2016 of certain of its wholly-owned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington company, but was never a director of Shoeme Technologies Limited, a Canadian Federal private company (together, Shoeme Technologies Limited, Shoes.com Technologies Inc., Shoes.com, Inc. and Onlineshoes.com, Inc., the “Shoes Private Companies”). In September 2016, following the resignation of the prior chief financial officer, Mr. Mason assumed the role of interim chief financial officer of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim chief financial officer and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of Red Eagle Mining Corporation (“Red Eagle Mining”), a TSX listed company, commencing on Jan 1, 2010 continuing to his resignation on June 22, 2018. On November 9, 2018, the secured lenders gave default notice and a demand letter under the secured credit facility and advised of their intention to appoint FTI Consulting as receiver over Red Eagle Mining’s assets. Red Eagle Mining had negotiated a restructuring, announced August 24, 2018 under which the secured lenders would write off a significant part of their debt to enable Red Eagle Mining to recommence operations, but the restructuring was contingent upon a US$38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo. Annibale defaulted on that commitment and as a result, the restructuring could not proceed.

Conflicts of Interest

Directors and officers of Fury Gold are also directors, officers and/or promoters of other reporting and non-reporting issuers which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

COMMITTEES OF THE BOARD

Audit Committee

Audit Committee Charter

The primary responsibility of the Audit Committee of the Company (the “Audit Committee”) is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

The Company’s Audit Committee Charter is included as Appendix “A” to this AIF.

Composition of the Audit Committee

The current members of the Audit Committee are Steve Cook (Chairperson), Jeffrey Mason and Forrester Clark. All current members of the Audit Committee are considered to be financially literate and all are independent as such terms are defined under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators

Relevant Education and Experience of Audit Committee Members

Set out below is a brief description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Steve Cook is a practicing tax partner at the law firm of Thorsteinssons LLP, Vancouver, BC. Mr. Cook received his B.Comm. and LL.B. degrees from the University of BC and was called to the BC Bar in 1982 and the Ontario Bar in 1992. Mr. Cook is a specialist in corporate and international tax planning, offshore structures, representation, and civil and criminal tax litigation.

Jeffrey Mason is a Chartered Professional Accountant and holds an Institute of Corporate Directors designation. Over the past 25 years he served on over 20 public company’s boards. He is experienced in exploration, development, construction and operation for silver, gold, copper, nickel, lead, zinc, platinum group metals and diamond projects in the Americas, Asia and Africa. In 2004 he was awarded the BC Ernst & Young Entrepreneur of the Year Award (Natural Resources Category). He also worked for 15 years for the Hunter Dickinson group, where he performed a variety of roles including Principal, Chief Financial Officer and Corporate Secretary. Mr. Mason served as Director and Audit Chair for eight years at Coastal Contacts Inc. (sold to Essilor International in 2014). He began his career with Deloitte LLP as a Chartered Accountant, followed by eight years at Homestake Mining Company (merged with Barrick Gold Corporation) and also served as Chief Financial Officer of Wellgreen Platinum Ltd. from 2012 to 2016. Mr. Mason also sits as the Board Chairperson, Interim President and Chief Executive Officer of Great Panther Mining Limited and an independent board member of Torq Resources Inc. The balance of Mr. Mason’s professional activities is spent providing financial and operations advisory consulting/employment services for mining, electrical power and construction.

Forrester Clark has 23 years of global capital markets experience with numerous US, European and Canadian banks, including Barclays Capital, National Bank Financial, Merrill Lynch, Deutsche Bank and most recently BMO Capital Markets, where he held the role of Managing Director, Institutional Equity Sales.

Each member of the Audit Committee has:

●
an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

●
experience preparing, auditing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

●
an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor. The Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval.

External Auditor Service Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s auditor for various services.

Nature of Services	December 31, 2020	December 31, 2019
Audit Fees(1)	$340,421	$132,500
Audit-Related Fees(2)	$133,750	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$474,171	$132,500
Notes:
(1)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. In 2019 and 2020, the Audit Fees included fees incurred in connection with the certain securities filings.
(2)
“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation. In 2020, Audit-Related Fees included fees incurred in connection with the Transaction.

Other Board Committees

The Board currently has four other standing committees in addition to the Audit Committee, namely the Compensation Committee, the Nominating and Governance Committee, the Indigenous and Community Relations Committee, and the Technical, Safety and Risk Management Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. Copies of the standing committee mandates are available at www.furygoldmines.com/corporate/corporate-governance/.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best knowledge of Fury Gold’s management, there are no legal proceedings involving Fury Gold or its properties as of the date of this AIF and Fury Gold knows of no such proceedings currently contemplated.

No penalties or sanctions have been imposed against Fury Gold by a court relating to securities legislation or by a securities regulatory authority during Fury Gold’s financial year, no penalties or sanctions have been imposed by a court or regulatory body against Fury Gold that would likely be considered important to a reasonable investor in making an investment decision and no settlement agreements have been entered into by Fury Gold before a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Fury Gold, there were no material interests, direct or indirect, of directors or executive officers of Fury Gold, any shareholder of Fury Gold who beneficially owns, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction during the three most recently completed financial year of Fury Gold or during the current financial year that has materially affected or is reasonably expected to materially affect Fury Gold, other than as disclosed herein.

TRANSFER AGENT AND REGISTRAR

Fury Gold’s registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

AUDITOR

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, of 939 Granville Street, Vancouver, British Columbia. Deloitte LLP, is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Stern & Lovrics LLP, Chartered Professional Accountants, of Toronto, Ontario, the former auditor of Eastmain, was, during its appointment as auditor, independent with respect to Eastmain within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contract entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2020 or before such time that are still in effect, and as at the date hereof, is the Arrangement Agreement. See “General Development of the Business – Three Year History – 2020 Plan of Arrangement”

This AIF includes a summary description of certain of our material contracts. Such summary is qualified its entirety by reference to the terms of the material contracts, which have been filed with the Canadian securities regulatorily authorities and are available under the Company’s profile on SEDAR at www.sedar.com. Readers are encouraged to read the full text of each such material contract.

INTERESTS OF EXPERTS

Certain of the scientific and technical information relating to the Company’s mineral projects has been derived from the Technical Reports, technical and scientific information prepared by the experts named below and has been included in reliance on such person’s expertise. Copies of the Technical Reports can be accessed online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

David Ross, M.Sc., P.Geo. has acted as a “qualified person” as defined in NI 43-101 in connection with the Committee Bay Report and has reviewed and approved the information related to the Committee Bay Project and the Committee Bay Report contained in this AIF.

Paul Chamois, P.Geo, Philip Geusebroek, P.Geo., Mary Mioska, P.Eng., and David M. R. Stone, P.Eng. have acted as “qualified persons” as defined in NI 43-101 in connection with the Homestake Ridge Report and have reviewed and approved the information related to the Homestake Ridge Project contained in this AIF.

Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., and Allan Armitage, Ph.D., P.Geo. have acted as a “qualified persons” as defined in NI 43-101 in connection with the Eau Claire Report and has reviewed and approved the information related to the Eau Claire Project contained in this AIF.

All other scientific and technical information in this Prospectus and relating to the mineral projects or properties material to Fury Gold, including information given after the date of the applicable Technical Reports, has been reviewed and approved by David Rivard, P.Geo., Senior Exploration Manager of the Company, who is a “qualified person” under NI 43-101.

Each of the aforementioned firms or persons held less than one percent of any class of the Company’s securities or of any of the Company’s associates or affiliates when they prepared the Technical Reports referred to above or following the preparation of such Technical Reports. None of the aforementioned firms or persons received any direct or indirect interest in any of the Securities or property or of any of the Company’s associates or affiliates in connection with the preparation of such Technical Reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any of its associates or affiliates, other than David Rivard, P.Geo., Senior Exploration Manager of the Company, who was at the time of reviewing and approving the applicable information and remain as of the date of this AIF a director, officer or employee of the Company or one of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Fury Gold, including directors’ and officers’ remuneration and indebtedness, principal holders of Fury Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com.

APPENDIX “A”
AUDIT COMMITTEE CHARTER

(see attached)

FURY GOLD MINES LIMITED

CHARTER OF THE AUDIT COMMITTEE

(AS APPROVED DECEMBER 10, 2020)

1.
PURPOSE AND PRIMARY RESPONSIBILITY

1.1.
This charter (the “Charter”) sets out the Audit Committee’s purpose, composition, member qualification, member appointment and removal, responsibilities, operations, manner of reporting to the Board of Directors (the “Board”) of Fury Gold Mines Limited (the “Company”), annual evaluation and compliance with this charter.

1.2.
The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

2.
MEMBERSHIP

2.1                        Each member of the Audit Committee must be an independent director of the Company as defined in sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and must also satisfy the independence requirements of each exchange on which the Company’s shares are listed. In addition, for so long as the Company is listed on a “national securities exchange” in the United States, including the NYSE MKT stock exchange and its successors (a “U.S. Exchange”), each member of Audit Committee will be independent in accordance with each of (i) Section 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the independence requirements of the U.S. Exchange.

2.2                        The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon graduating to a more senior stock exchange, if required under the rules or policies of such exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such exchange and of NI 52-110. For so long as the Company is listed on a U.S. Exchange, at least one member of the Audit Committee will qualify as an “audit committee financial expert”, as defined under the Exchange Act (unless the Board has determined to rely on an exemption from compliance available to foreign issuers).

2.3                        The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

2.4                        The Chair of the Audit Committee will be appointed by the Board.

3.
AUTHORITY

3.1
In addition to all authority required to carry out the duties and responsibilities included in this Charter, the Audit Committee has specific authority to:

(a)             engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee;

(b)             communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)             incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by the Company.

3.2                        In order to give effect to the authority of the Audit Committee set forth in Section 3.1, the Company will fund the Audit Committee in amounts determined by the Audit Committee as required to enable the Audit Committee to:

(a)
discharge its responsibilities as outlined in this Charter, and

(b)
pay compensation to any advisors engaged by the Audit Committee.

4.
DUTIES AND RESPONSIBILITIES

4.1
The duties and responsibilities of the Audit Committee include:

(a)             recommending to the Board the external auditor to be nominated by the Board;

(b)             recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

(c)             reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

(d)           overseeing the work of the external auditor;

(e)           ensuring that the external auditor is independent by:

(i)             receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company; and

(ii)             requiring the independent auditor to provide to the Company annually formal written statements delineating all relationships between the auditor and the Company, consistent with applicable CPAB and PCAOB requirements, and actively engage with the independent auditor regarding ensuring independence of auditor

(f)             ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and, if the Company is listed on a U.S. Exchange or is otherwise subject to the reporting requirements of the Exchange Act, the U.S. Public Company Accounting Oversignt Board, by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

(g)             ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

(h)             reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

(i)             reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

(j)             reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

(k)             reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

(l)             reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

(m)             reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

(n)             satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

(o)             overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

(p)             reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

(q)             reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

(r)             satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

(s)             resolving disputes between management and the external auditor regarding financial reporting;

(t)           establishing procedures for:

(i)
the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

(ii)
the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(u)             reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(v)             pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (the Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

(w)             overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

(x)           establishing procedures for:

(i)             reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)             reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)             obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)             reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)             reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws /regulations and treaty or contractual obligations having a material impact on the financial statements including, without limiting the foregoing:

(A)            Tax and financial reporting laws and regulations;

(B)            Legal withholding and reporting requirements;

(C)            Environmental protection laws and regulations;

(D)
Treaty, contractual or consultation obligations with First Nation, Inuit or Metis communities

(E)
Other laws and regulations, both domestic and foreign where applicable, which may expose directors to liability; and

4.2                        A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.3                        On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.
MEETINGS

5.1                        The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

5.2                        The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

5.3                        The Audit Committee will meet as often as required to discharge its duties and responsibilities under this Charter, which meetings will be held at least quarterly.

5.4                        The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

5.5                        The Audit Committee will meet with the external auditor of the Company in camera at least once each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

5.6                        The external auditor must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Audit Committee.

5.7                        Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

6.
REPORTS

6.1                        The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.

6.2                        The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

7.
MINUTES

7.1
The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

8.
ANNUAL PERFORMANCE EVALUATION

8.1
The Board will conduct an annual performance evaluation of the Audit Committee, taking into account the Charter, to determine the effectiveness of the Committee.